UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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CRA INTERNATIONAL, INC.

(Name of Registrant as Specified In Its Charter)

Not Applicable

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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CRA INTERNATIONAL, INC.

**Notice of Special Meeting in lieu of Annual Meeting of Shareholders
to be held on April 30, 2010**

CRA International, Inc. hereby gives notice that it will hold a special meeting of shareholders in lieu of an annual meeting of shareholders at its offices in the John Hancock Tower, 200 Clarendon Street, 33rd Floor, Boston, Massachusetts on Friday, April 30, 2010, beginning at 8:00 A.M., local time, for the following purposes:

1. To consider and vote upon the election of three Class III directors;

2. To approve amendments to our 2006 equity incentive plan, including increasing the shares of our common stock issuable under the plan by 1,464,000 shares;

3. To ratify the appointment by our audit committee of KPMG LLP as our independent registered public accountants for the fiscal year ending November 27, 2010; and

4. To transact such further business as may properly come before the special meeting or any adjournment thereof.

Our board of directors has fixed the close of business on Monday, March 8, 2010, as the record date for the determination of the shareholders entitled to receive notice of, and to vote at, the special meeting and any adjournment thereof. Only shareholders of record on March 8, 2010, are entitled to receive notice of, and to vote at, the special meeting or any adjournment thereof.

By order of the board of directors,

Peter M. Rosenblum
Secretary

Boston, Massachusetts
March 26, 2010

YOUR VOTE IS IMPORTANT

**Please sign and return the enclosed proxy, whether or not you
plan to attend the special meeting.**

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE SPECIAL MEETING OF SHAREHOLDERS IN LIEU OF THE ANNUAL MEETING OF
SHAREHOLDERS TO BE HELD ON APRIL 30, 2010:**

**The Proxy Statement and 2009 Annual Report to Shareholders
are available at *http://www.crai.com/proxy*.**

CRA INTERNATIONAL, INC.

200 Clarendon Street
Boston, Massachusetts 02116
(617) 425-3000

PROXY STATEMENT

SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF SHAREHOLDERS
to be held on April 30, 2010

This proxy statement relates to the special meeting of shareholders in lieu of the 2010 annual meeting of shareholders of CRA International, Inc. The special meeting will take place as follows:

Date:	April 30, 2010
Time:	8:00 A.M.
Place:	CRA International, Inc.
	John Hancock Tower
	200 Clarendon Street
	33rd Floor
	Boston, Massachusetts

Our board of directors is soliciting proxies for the special meeting and any and all adjournments of the special meeting. The shares represented by your properly signed proxy will be voted in accordance with your directions. If you do not specify a choice with respect to a proposal for which our board of directors has made a recommendation, the shares covered by your signed proxy will be voted as recommended in this proxy statement. We encourage you to vote on all matters to be considered. You may revoke your proxy at any time before it has been exercised.

We are mailing this proxy statement and the enclosed form of proxy to shareholders on or about March 31, 2010.

PROXY STATEMENT
TABLE OF CONTENTS

SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF SHAREHOLDERS

Purpose of the special meeting

At the special meeting, we will submit the following proposals to our shareholders:

Proposal One: To elect three Class III directors to a three-year term;

Proposal Two: To approve amendments to our 2006 equity incentive plan, including increasing the shares of our common stock issuable under the plan by 1,464,000 shares; and

Proposal Three: To ratify the appointment by our audit committee of KPMG LLP as our independent registered public accountants for the fiscal year ending November 27, 2010.

Our board of directors does not intend to present to the special meeting any business other than the proposals described in this proxy statement. Our board of directors was not aware, a reasonable time before mailing this proxy statement to shareholders, of any other business that properly may be presented for action at the special meeting. If any other business should come before the special meeting, the persons present will have discretionary authority to vote the shares they own or represent by proxy in accordance with their judgment, to the extent authorized by applicable regulations.

Record date

Our board of directors has fixed the close of business on Monday, March 8, 2010, as the record date for the special meeting. Only shareholders of record at the close of business on that date are entitled to receive notice of the special meeting and to vote at the special meeting. At the close of business on the record date, 11,039,966 shares of our common stock were issued and outstanding. A list of the shareholders entitled to notice of the special meeting is available for inspection by any shareholder at our principal office at 200 Clarendon Street, T-33, Boston, Massachusetts.

Quorum

Our by-laws provide that a quorum consists of a majority in interest of all shares of common stock issued, outstanding and entitled to vote at the special meeting. Shares of common stock represented by a properly signed and returned proxy will be treated as present at the special meeting for purposes of determining the existence of a quorum at the special meeting. In general, votes withheld from any nominee for election as director, abstentions, if applicable, and broker "non-votes," if applicable, are counted as present or represented for purposes of determining the existence of a quorum at the special meeting. A broker "non-vote" occurs when a broker or nominee holding shares for a beneficial owner returns a proxy but does not vote on a proposal because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

Vote required; tabulation of votes

A plurality of the votes properly cast at the special meeting will be necessary to elect the three Class III directors to a three-year term. A majority of the votes properly cast at the annual meeting will be necessary to approve the amendments to our 2006 equity incentive plan and to ratify the appointment by our audit committee of KPMG LLP as our independent registered public accountants for fiscal 2010. Abstentions and broker "non-votes" will not be considered when determining whether or not the necessary proportion of votes properly cast at the special meeting on any proposal were achieved.

Each share of our common stock outstanding on the record date will be entitled to cast one vote.

Our transfer agent, Computershare, will tabulate the votes at the special meeting.

Solicitation of proxies

No compensation will be paid by any person in connection with our solicitation of proxies. We will reimburse brokers, banks and other nominees for the out-of-pocket expenses and other reasonable clerical expenses they incur in obtaining instructions from beneficial owners of our common stock. In addition to our solicitation by mail, our directors, officers, and employees may make special solicitations of proxies personally or by telephone, facsimile, courier, or e-mail. We expect that the expense of any special solicitation will be nominal, and we will pay all expenses incurred in connection with it.

Internet access to proxy materials

The notice of special meeting, this proxy statement, and our 2009 annual report to shareholders are available on the Internet at *http://www.crai.com/proxy*. This web site does not use "cookies" to track or identify visitors to the web site.

Directions to our offices

If you are planning to attend the special meeting, below are directions to our offices in the John Hancock Tower, 200 Clarendon Street, 33rd Floor, Boston, Massachusetts:

- From Logan International Airport: Follow the signs to Boston through the Sumner Tunnel. Turn right up the entrance ramp onto Expressway I-93 North. Take the Storrow Drive exit on right. Follow Storrow Drive West and take the Copley Square exit on the left. Turn right at the set of lights onto Beacon Street. At the second set of lights, turn left onto Clarendon Street and proceed for 5 blocks.

- From Points South via I-95 and I-93: Follow I-95 North to Expressway I-93 North. Stay on I-93 through the tunnel and into the financial district. Take the Storrow Drive exit on the right. Follow Storrow Drive West and take the Copley Square exit on the left. Turn right at the set of lights onto Beacon Street. At the second set of lights, turn left onto Clarendon Street and proceed for 5 blocks.

- From Western Massachusetts and Points South via The Mass. Pike: Follow Mass. Pike (I-90) East to the Copley Square/Prudential Center exit 22. Follow the Copley Square exit and take the first left onto Dartmouth Street. Turn right onto Boylston Street. Turn right onto Clarendon Street.

- From Points North via I-95 or I-93: Follow I-95 South to I-93 South. Take exit 26, North Station/Storrow Drive. Follow Storrow Drive West to the Copley Square exit. Turn right onto Beacon Street. At the second set of lights, turn left onto Clarendon Street and proceed for 5 blocks.

- From Public Transportation: The public transportation locations nearest to our offices are Back Bay Station (Orange Line, Commuter Rail and Amtrak) and Copley Station (Green Line).

- Parking: There are several parking areas along Clarendon Street. There is an underground garage on the left between Boylston Street and St. James Avenue. There is a parking garage on the right one block past the John Hancock Tower on Clarendon Street. If those are full, proceed down Clarendon, take a right on Columbus Ave., take a right on Dartmouth Street and there is an underground garage on the left at the Tent City building. Additional parking can be found at the Copley Place Mall.

PROPOSAL ONE:
ELECTION OF DIRECTORS

Proposal One concerns the election of three Class III directors.

Our board of directors currently consists of seven directors and is divided into three classes. We refer to these classes as Class I, Class II, and Class III. The term of one class of directors expires each year at our annual meeting of shareholders. Each director also continues to serve as a director until his or her successor is duly elected and qualified. This year, the term of the Class III directors is expiring.

Accordingly, our board of directors has nominated Paul A. Maleh, Thomas S. Robertson and William T. Schleyer to serve as Class III directors for a three-year term. Our board of directors appointed Mr. Maleh as a Class III director as of November 29, 2009 in conjunction with his promotion to president and chief executive officer and appointed Dr. Robertson as a Class III director on July 8, 2009. Our shareholders elected Mr. Schleyer as a Class III director at our annual meeting of shareholders in April 2008. The current terms of Messrs. Maleh and Schleyer and Dr. Robertson will expire at the special meeting.

Proxies will not be voted at the special meeting for more than three candidates.

Messrs. Maleh and Schleyer and Dr. Robertson have each agreed to serve if elected, and we have no reason to believe that they will be unable to serve. If any of them is unable or declines to serve as a director at the time of the special meeting, proxies will be voted for another nominee designated by our board at that time.

Our board of directors recommends that you vote <u>FOR</u> the election of Messrs. Maleh and Schleyer and Dr. Robertson.

CORPORATE GOVERNANCE

In designing our corporate governance structure, we seek to identify and implement the practices that we believe will best serve the interests of our business and shareholders, including the practices mandated by the Sarbanes-Oxley Act of 2002 and the related rules of the Securities and Exchange Commission and the Nasdaq Stock Market. You can find our current corporate governance principles, including our code of business conduct and ethics and the charters for the standing committees of our board of directors, through the Investor Relations page of our website at *www.crai.com*. Our code of business conduct and ethics applies not only to our principal executive officer, principal financial officer and principal accounting officer, but also to all of our other employees, executive officers, directors, and outside consultants. Our code of business conduct and ethics includes, among other things, provisions covering compliance with laws and regulations, conflicts of interest, insider trading, fair dealing, proper use of our assets, confidentiality, health and safety, discrimination and harassment, accounting and record keeping, and the reporting of illegal or unethical behavior. We intend to continue to modify our policies and practices to address ongoing developments in the area of corporate governance. We have discussed many features of our corporate governance principles in other sections of this proxy statement. Some of the highlights of our corporate governance principles are the following:

- **Director and committee independence.** With the exception of Mr. Maleh, our president, chief executive officer and director, all of our directors are independent directors under the rules of the Nasdaq Stock Market. Our board of directors has determined that our independent directors under these rules are Drs. Moriarty, Robertson and Rose and Messrs. Concannon, Maheu and Schleyer. Each member of our audit committee, nominating and corporate governance committee, and compensation committee meets the independence requirements of the Nasdaq Stock Market for membership on the committees on which he or she serves.

- **Separate chairman and chief executive officer.** We have a separate chairman of our board of directors, a non-executive position, and chief executive officer. Our chairman is an independent director.

- **Audit committee.** Our audit committee is directly responsible for appointing, compensating, evaluating, and, when necessary, terminating our independent registered public accountants. Our independent registered public accountants report directly to our audit committee. Our board of directors has determined that we have at least one audit committee financial expert under the rules of the Securities and Exchange Commission. Our audit committee's prior approval is required for all audit services and non-audit services (other than de minimis non-audit services as defined by the Sarbanes-Oxley Act of 2002) to be provided by our independent registered public accountants.

- **Committee authority.** Each of our audit committee, nominating and corporate governance committee, and compensation committee has the authority to retain independent advisors and consultants, with all fees and expenses paid by us.

- **Whistleblower procedures.** Our audit committee has adopted procedures for the treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for the confidential and anonymous submission by our directors, officers, employees, and outside consultants of concerns regarding questionable accounting, internal accounting controls, or auditing matters.

EXECUTIVE OFFICERS AND DIRECTORS

Executive officers and directors

Set forth below are the names and certain information with respect to each of our directors and executive officers as of March 8, 2010:

Name	Age	Position
Rowland T. Moriarty (1)(2)(3)	63	Chairman of the board
Paul A. Maleh (3)	46	President, chief executive officer and director
Wayne D. Mackie	60	Executive vice president, treasurer and chief financial officer
Arnold J. Lowenstein	56	Executive vice president and chief strategy officer
Monica G. Noether	56	Executive vice president and chief operating officer
William F. Concannon (1)(4)	54	Director
Ronald T. Maheu (1)(3)(4)	67	Director
Thomas S. Robertson (4)	67	Director
Nancy L. Rose (2)(4)	51	Director
William T. Schleyer (2)	58	Director

(1) Member of the nominating and corporate governance committee

(2) Member of the compensation committee

(3) Member of the executive committee

(4) Member of the audit committee

Our board of directors is divided into three classes. The term of one class of directors expires each year at our annual meeting of shareholders. Each director also continues to serve as a director until his or her successor is duly elected and qualified. Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and executive officers. Below we have identified each of our directors by class.

Directors serving a term expiring at the 2010 annual meeting (Class III directors):

Paul A. Maleh, who joined us in 1989, has served as our president and chief executive officer and as a director since November 29, 2009. Mr. Maleh served as our chief operating officer from October 2008 through November 28, 2009, and as our executive vice president from October 2006 to November 28, 2009. From December 2006 to January 2009, he served as head of our finance platform. Mr. Maleh also directed our finance practice from 2000 to December 2006 and served as a vice president from 1999 to October 2006. Mr. Maleh received his M.B.A. from Northeastern University.

Thomas S. Robertson has served as a director since July 8, 2009. Since 2007, Dr. Robertson has been Dean of the Wharton School and Reliance Professor of Management and Private Enterprise at the University of Pennsylvania. From 2006 to 2007, Dr. Robertson was Special Assistant to Emory University's President on issues of international strategy and a founding director of the Institute for Developing Nations established jointly by Emory University and The Carter Center in fall 2006. From 1998 until 2007, Dr. Robertson was Dean of Emory University's Goizueta Business School and, from 1994 until 1998, he was the Sainsbury Professor, Chair of Marketing and Deputy Dean of the London Business School. From 1971 to 1994, Dr. Robertson was a member of the faculty at the Wharton School. Dr. Robertson received his M.A. and Ph.D. in marketing from Northwestern University in 1966 and his B.A. from Wayne State University in 1963.

William T. Schleyer has served as a director since January 2008. Mr. Schleyer served as chairman and chief executive officer of Adelphia Communications Corporation from March 2003 until it emerged from bankruptcy in February 2007. Adelphia was already involved in bankruptcy proceedings at the time Mr. Schleyer became its chairman and chief executive officer. Prior to joining Adelphia, Mr. Schleyer was president and chief executive officer of AT&T Broadband from October 2001 until February 2003 and a principal in Pilot House Ventures, a telecommunications venture capital company, from 1997 to 2001. From 1978 to 1997, Mr. Schleyer served in various positions at Continental Cablevision Corporation, including as its president and chief operating officer from 1993 to 1997. Mr. Schleyer received his M.B.A. from Harvard University in 1977 and his B.S. in mechanical engineering from Drexel University in 1973. He is a director of Rogers Communications, a diversified Canadian communications and media company.

Directors serving a term expiring at the 2011 annual meeting (Class I directors):

Rowland T. Moriarty has served as a director since 1986 and as chairman of our board of directors, a non-executive position, since May 2002. From December 1992 until May 2002, Dr. Moriarty served as vice chairman of our board of directors. Dr. Moriarty has been the chief executive officer of Cubex Corporation, an international marketing consulting firm, since 1992. Dr. Moriarty was a professor at Harvard Business School from 1981 to 1992. He received his M.B.A. from the Wharton School in 1970 and his D.B.A. from Harvard University in 1980. He is a director of Staples, Inc., Wright Express Corp. and Virtusa Corporation.

William F. Concannon has served as a director since June 2000. Since December 2006, Mr. Concannon has served as vice chairman of global corporate services of CB Richard Ellis Group, Inc., a global commercial real estate firm. Mr. Concannon served as vice chairman, from June 2003, and as director, from 1991, of Trammell Crow Company, a diversified commercial real estate firm, until its acquisition by CB Richard Ellis in December 2006. From February 2001 to June 2003, Mr. Concannon was the president of the global services group of Trammell Crow Company. Mr. Concannon has also served as the president and chief executive officer of Trammell Crow Corporate Services, a real estate company and, from 2002 to 2006, on the board of directors of FPD Savills, a real estate company based in the United Kingdom. Mr. Concannon received his B.S. in accounting from Providence College in 1977, where he currently serves on the board of trustees.

Directors serving a term expiring at the 2012 annual meeting (Class II directors):

Ronald T. Maheu has served as a director since January 2003. From 2000 to 2004, Mr. Maheu was a lecturer at the Graduate School of Management at Boston University. Mr. Maheu retired in July 2002 from PricewaterhouseCoopers, LLP. Since 2002, Mr. Maheu has been a financial and business consultant. Mr. Maheu was a founding member of Coopers & Lybrand's board of partners. Following the merger of Price Waterhouse and Coopers & Lybrand in 1998, Mr. Maheu served on both the U.S. and global boards of partners and principals of PricewaterhouseCoopers until June 2001. Mr. Maheu holds an M.B.A. from Boston University and an M.S. in taxation from Bentley College. He is also a director of Wright Express Corp. and Virtusa Corporation.

Nancy L. Rose has served as a director since March 2004. Dr. Rose has been a professor of economics in the department of economics at the Massachusetts Institute of Technology since 1995. She has been a director of the National Bureau of Economic Research research program in industrial organization since 1991. From 1985 to 1997, she held various faculty positions at the Massachusetts Institute of Technology's Sloan School of Management, including professor of management and economics from 1995 to 1997. She received her Ph.D. in economics from the Massachusetts Institute of Technology in 1985. Dr. Rose is also a director of Sentinel Group Funds, Inc. and the Whitehead Institute.

Our executive officers who are not also directors are listed below:

Arnold J. Lowenstein, who joined us in June 1993, has served as our executive vice president and chief strategy officer since October 2006. Mr. Lowenstein also served as a group vice president and co-head of our business consulting practice from 2001 through fiscal year 2006. Mr. Lowenstein received his M.A. in industrial economics from the University of British Columbia.

Wayne D. Mackie has served as our executive vice president since October 2006 and as our chief financial officer and treasurer since July 2005. From July 2005 to October 2006, Mr. Mackie also served as our vice president. Mr. Mackie has been a member of the board of directors and chairman of the audit committee of Exa Corporation, a privately-held software company, since 2008. Prior to joining us, Mr. Mackie had been a member of the board of directors of Novell, Inc. since June 2003. From 1972 through December 2002, Mr. Mackie was with Arthur Andersen, LLP, where he became a partner in 1983. Since leaving Arthur Andersen, he has served as a consultant to a number of organizations. He received an M.S. from the Wharton School of the University of Pennsylvania and a B.S. from Babson College, and is a CPA. Mr. Mackie is a trustee of the Massachusetts Eye and Ear Infirmary.

Monica G. Noether, who joined us in April 1996, has served as our chief operating officer since November 29, 2009, and as our executive vice president since October 2006. From December 2006 to February 2008, she served as head of our litigation and applied economics platform. Dr. Noether also directed our competition practice from 2001 to 2006. Dr. Noether received her M.B.A. in economics and finance and her Ph.D. in economics from the University of Chicago.

Board and committee meetings

During the fiscal year ended November 28, 2009, our board of directors met seven times and acted by unanimous written consent six times. During fiscal 2009, each incumbent director attended at least 75% of the total number of meetings held by our board and the committees of our board on which he or she served. To the extent reasonably practicable, directors are expected to attend board meetings, meetings of committees on which they serve, and our annual meeting of shareholders. Last year, all of the individuals then serving as directors attended the annual meeting in person.

Our board of directors has four standing committees: our audit committee, our nominating and corporate governance committee, our compensation committee and our executive committee. All of the members of our audit committee, our nominating and corporate governance committee, and our compensation committee are independent under the rules of the Nasdaq Stock Market. Our board of directors has adopted charters for each of these committees, which are available through the Investor Relations page of our website at *www.crai.com*. Each of our audit committee, our nominating and corporate governance committee and our compensation committee has the authority to retain independent advisors and consultants, with all fees and expenses paid by us.

The membership of each committee of our board is as follows:

Audit committee:	**Compensation committee:**
Ronald T. Maheu (Chair)	William T. Schleyer (Chair)
William F. Concannon	Rowland T. Moriarty
Thomas S. Robertson	Nancy L. Rose
Nancy L. Rose	
Nominating and corporate governance committee:	**Executive committee:**
	Rowland T. Moriarty (Chair)
William F. Concannon (Chair)	Ronald T. Maheu
Ronald T. Maheu	Paul A. Maleh
Rowland T. Moriarty	

Audit committee

Our audit committee is currently composed of Drs. Robertson and Rose and Messrs. Concannon and Maheu. During fiscal 2009, our audit committee also included Basil L. Anderson, who retired from our board in January 2010. Our audit committee provides the opportunity for direct contact between members of our board of directors and our independent registered public accountants, who report directly to the committee. The committee assists our board in overseeing the integrity of our financial statements; our compliance with legal and regulatory requirements; and our independent registered public accountants' qualifications, independence, and performance. The committee is directly responsible for appointing, compensating, evaluating and, when necessary, terminating our independent registered public accountants. Our audit committee has adopted procedures for the treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for the confidential and anonymous submission by our employees of concerns regarding questionable accounting, internal accounting controls, or auditing matters. Our board has determined that Mr. Maheu is an audit committee financial expert under the rules of the Securities and Exchange Commission. Our audit committee met twelve times during fiscal 2009.

Nominating and corporate governance committee

Our governance committee predates our public offering in 1998, and we have since renamed it the nominating and corporate governance committee. The current members of our nominating and corporate governance committee are Messrs. Concannon and Maheu and Dr. Moriarty. During fiscal 2009, our nominating and corporate governance committee consisted of Messrs. Anderson, Concannon and Maheu and Dr. Moriarty. Our nominating and corporate governance committee's responsibilities include providing recommendations to our board of directors regarding nominees for director, membership on the committees of our board, and succession plans for our chief executive officer. An additional function of the committee is to develop corporate governance practices for recommendation to our board and, once implemented, to assist our board in complying with them. Our nominating and corporate governance committee met five times during fiscal 2009.

Compensation committee

Our compensation committee is currently composed of Drs. Moriarty and Rose and Mr. Schleyer. During fiscal 2009, our compensation committee consisted of Drs. Moriarty and Rose and Messrs. Concannon and Schleyer. Our compensation committee's responsibilities include providing recommendations to our board regarding the compensation levels of directors; reviewing and approving, or recommending for approval by our board, the compensation levels of executive officers; providing recommendations to our board regarding compensation programs; administering our employee benefit plans, including all incentive compensation plans and equity-based plans; authorizing grants under our stock option plans; and authorizing other equity compensation arrangements. Our compensation committee met sixteen times and acted by unanimous written consent twice during fiscal 2009.

Executive committee

Our executive committee, currently composed of Dr. Moriarty and Messrs. Maheu and Maleh, has delineated authority to act on behalf of our board of directors in situations arising between regular meetings of our board. It is intended that our executive committee shall take action only when reasonably necessary to expedite our interests between regularly scheduled board meetings. Our executive committee met five times during fiscal 2009.

Director candidates and selection processes

The process followed by our nominating and corporate governance committee to identify and evaluate director candidates includes requests to our current directors and others for recommendations, meetings from time to time to evaluate biographical information and background materials relating to potential candidates, and interviews of selected candidates by members of the committee and other members of our board of directors. The committee often solicits the opinions of third parties with whom a potential candidate has had a business relationship. Once the committee is satisfied that it has collected sufficient information on which to base a judgment, the committee votes on the candidates under consideration.

In evaluating the qualifications of any candidate for director, the committee considers, among other factors, the candidate's depth of business experience, intelligence, quality of judgment, integrity, familiarity with the legal, regulatory, and business consulting industry, ability to assist in recruiting outside experts and employee consultants, understanding of financial matters, familiarity with the periodic financial reporting process, reputation, level of educational attainment, degree of independence from management, contribution to the diversity of our board, and willingness and ability to serve. The committee also considers the degree to which the candidate's skills, experience, and background complement or duplicate those of our existing directors. Among the qualities or skills that the committee believes to be necessary for one or more members of our board to possess are familiarity with the segments of the consulting industry in which we compete, substantial experience with the financial reporting process for public companies, and knowledge of the academia of economics. In the case of incumbent directors whose terms are set to expire, the committee also gives consideration to each director's prior contributions to our board. In evaluating candidates, the committee prefers to retain the flexibility to consider each candidate's overall mix of qualifications, rather than to specify minimum qualifications that each candidate must possess. In selecting candidates to recommend for nomination as a director, the committee abides by our firm-wide non-discrimination policy.

The committee considers director candidates recommended by shareholders and uses the same process to evaluate candidates, whether the candidates were recommended by shareholders, directors, management, or others. The committee has not adopted any particular method that shareholders must follow to make a recommendation. We suggest that shareholders make recommendations by writing to the chairman of our nominating and corporate governance committee, in care of our offices, with sufficient information about the candidate and his or her work experience, qualifications for director, and references, to enable the committee to evaluate the candidacy properly. We also suggest that shareholders make their recommendations well in advance of the anticipated mailing date of our next proxy statement to provide our nominating and corporate governance committee an adequate opportunity to complete a thorough evaluation of the candidacy, including personal interviews. We remind shareholders of the separate requirements set forth in our by-laws for nominating individuals to serve as directors, which are discussed elsewhere in this proxy statement.

Communications with our board of directors

Our board of directors has established the following process for shareholders to communicate with it, and this process has been approved by a majority of our independent directors. Shareholders wishing to communicate with our board should send correspondence to the attention of Rowland T. Moriarty, Chairman of the Board, CRA International, Inc., 200 Clarendon Street, T-33, Boston, Massachusetts 02116. The correspondence should include satisfactory evidence that the sender of the communication is one of our shareholders. Satisfactory evidence would include, for example, contemporaneous correspondence from a brokerage firm indicating the identity of the shareholder and the number of our shares held. Our chairman will review all correspondence confirmed to be from shareholders and decide whether or not to forward the correspondence, or a summary, to our board or a committee of our board. Accordingly, our chairman will review all shareholder correspondence, but the decision to relay any correspondence to our board or a committee of our board will rest entirely within his discretion.

Our board believes this process suffices to handle the relatively low volume of communications we have historically received from our shareholders. If the volume of communications increases to the extent that this process becomes burdensome to our chairman, our board may elect to adopt more elaborate screening procedures.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director compensation

We pay our non-employee directors, who consist of all our directors other than our chief executive officer, an annual fee of $75,000 for their services as directors. We pay an annual fee of $25,000 to the chair of the audit committee, $20,000 to the chair of the compensation committee, $10,000 to the chairs of the executive committee and the nominating and corporate governance committee, and $5,000 to each non-employee director who serves as a member, but not the chair, of any committee for service on each committee above one. Our chairman also receives an annual fee, as well as office space, support services, and healthcare benefits, for his services as chairman of our board. In light of the current economic downturn, our chairman has voluntarily reduced his annual fee for calendar years 2009 and 2010 from $150,000 to $125,000. Directors who are employees do not receive separate fees for their services as directors. All of the payments described in this paragraph are made in cash.

Under the terms of our 2006 equity incentive plan, each director who is not employed by, and does not provide independent contractor services as a consultant or advisor to, us or our subsidiaries receives automatic restricted stock awards. We refer to these directors as our "outside directors." Currently, our outside directors are Drs. Moriarty, Robertson and Rose, and Messrs. Concannon, Maheu and Schleyer. Each outside director who is re-elected as one of our directors or whose term continues after the special meeting will, on the date of the special meeting, receive a restricted stock award, vesting in four equal annual installments beginning on the first anniversary of the date of grant, valued at $75,000, based on the closing price of our common stock as of that date. Each person who is first elected an outside director at the special meeting will receive, on the date of his or her election, a restricted stock award, vesting in four equal annual installments beginning on the first anniversary of the date of grant, in an amount to be determined by our board of directors.

In fiscal 2009, we gave the following grants to our directors in accordance with the terms of our 2006 equity incentive plan. In connection with our annual meeting of shareholders in April 2009, each of Drs. Moriarty and Rose and Messrs. Anderson, Concannon, Maheu and Schleyer received a restricted stock award of 3,457 shares of our common stock. Each of these restricted stock awards vests in four equal annual installments, beginning on April 16, 2010. Additionally, in fiscal 2009, we granted Dr. Robertson on July 8, 2009 a restricted stock award of 2,982 shares of our common stock, in accordance with the terms of our 2006 equity incentive plan, in connection with his appointment to our board of directors. This restricted stock award vests in four equal annual installments, beginning on July 8, 2010.

The following table provides information regarding the compensation earned by our current non-employee directors and by Basil L. Anderson, who served on our board during fiscal 2009.

Non-Employee Director Compensation Table for Fiscal 2009

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Non-Equity Incentive Plan Compensation ($)	Total ($)
Rowland T. Moriarty	$168,800	$67,721	$—	$236,521
Basil L. Anderson	59,383	67,721	—	$127,104
William F. Concannon	69,050	67,721	—	$136,771
Ronald T. Maheu	92,800	67,721	—	$160,521
Thomas S. Robertson	—	7,341	—	$7,341
Nancy L. Rose	54,104	67,721	—	$121,825
William T. Schleyer	50,550	48,979	—	$99,529

(1) The amount shown does not reflect compensation actually received by the non-employee director. Instead, the amount shown reflects the compensation expense recognized in our financial statements for fiscal 2009 in respect of the grants of restricted stock to our non-employee directors under our 2006 equity incentive plan listed below, except that, pursuant to SEC rules, the amount shown excludes the impact of estimated forfeitures related to service based vesting conditions. The amount shown was computed in accordance with Accounting Standards Codification Topic 718

("ASC Topic 718"), "Compensation-Stock Compensation," using a grant date fair value, indicated in the table below, based upon the fair market value of our common stock on the date of grant.

Name	Grant date	Shares (#)	Grant date fair value ($)
Rowland T. Moriarty	4/21/2006	1,487	$75,019
	4/20/2007	1,434	75,013
	4/17/2008	2,215	74,978
	4/16/2009	3,457	75,017
Basil L. Anderson	4/21/2006	1,487	75,019
	4/20/2007	1,434	75,013
	4/17/2008	2,215	74,978
	4/16/2009	3,457	75,017
William F. Concannon	4/21/2006	1,487	75,019
	4/20/2007	1,434	75,013
	4/17/2008	2,215	74,978
	4/16/2009	3,457	75,017
Ronald T. Maheu	4/21/2006	1,487	75,019
	4/20/2007	1,434	75,013
	4/17/2008	2,215	74,978
	4/16/2009	3,457	75,017
Thomas S. Robertson	7/8/2009	2,982	74,997
Nancy L. Rose	4/21/2006	1,487	75,019
	4/20/2007	1,434	75,013
	4/17/2008	2,215	74,978
	4/16/2009	3,457	75,017
William T. Schleyer	1/31/2008	1,796	74,965
	4/17/2008	2,215	74,978
	4/16/2009	3,457	75,017

(2) Each non-employee director held the number of unvested shares of our common stock underlying restricted stock awards outstanding as of November 28, 2009, set forth in the table below. Our compensation committee has determined that the awards granted to Mr. Anderson will continue to vest, even though he no longer serves on our board of directors.

Name	Shares (#)
Rowland T. Moriarty	6,209
Basil L. Anderson	6,209
William F. Concannon	6,209
Ronald T. Maheu	6,209
Thomas S. Robertson	2,982
Nancy L. Rose	6,209
William T. Schleyer	6,466

Compensation committee interlocks and insider participation

The members who served on our compensation committee during fiscal 2009 were Drs. Moriarty and Rose and Messrs. Concannon and Schleyer. None of these members was an officer or employee during fiscal 2009, and none of these members is a former officer. None of our executive officers serves (or served during fiscal 2009) on the board of directors or compensation committee of an entity that has one or more executive officers serving (or who served during fiscal 2009) on our board of directors or compensation committee.

Compensation discussion and analysis

This compensation discussion and analysis describes the material elements of our compensation programs as they relate to our executive officers listed in the following compensation tables, who are sometimes referred to as our "named executive officers." This compensation discussion and analysis focuses on the information contained in the following tables and related footnotes, but also describes other arrangements and actions taken since the end of fiscal 2009 to the extent such discussion enhances the understanding of our executive compensation for fiscal 2009.

Role of our compensation committee.   The compensation committee established by our board of directors is currently composed of Mr. Schleyer (Chair) and Drs. Moriarty and Rose. Our compensation committee is governed by a written charter adopted by our board of directors. A copy of our compensation committee charter is available through the Investor Relations page of our website at *www.crai.com*. Under the charter, our compensation committee is responsible for recommending to our board the compensation philosophy and policies that we should follow, particularly with respect to the compensation of our senior management. In addition to the other duties set forth in the section of this proxy statement entitled "Executive Officers and Directors—Compensation committee," the committee is responsible for reviewing and approving, or recommending for approval by our board, the compensation of our executive officers, including our chief executive officer, and for overseeing the evaluation of our chief executive officer and senior executives. When developing recommendations for the compensation of our executive officers other than our chief executive officer, the committee also takes into account recommendations made by our chief executive officer. In addition, our board has delegated to the committee the authority to administer, review, and make recommendations with respect to our employee benefit plans, including our incentive compensation plans and our equity-based plans.

Compensation consultant.   The compensation committee received advice from an external executive compensation consulting firm, Semler Brossy Consulting Group, LLC, in fiscal 2009 with respect to the compensation of our named executive officers. In addition to providing us with information relating to the compensation levels and practices of our peers, our compensation consultant also discussed various possible incentive compensation arrangements and structures with us, and provided advice regarding the design of our executive compensation programs. Specifically, the consultant's activities in fiscal 2009 included:

- providing information related to the compensation practices and levels of our peers and the market place in general;

- assisting the compensation committee in setting fiscal year 2009 compensation levels; and

- supporting the compensation committee in developing our new long-term incentive program described below and analyzing and projecting the associated equity usage and share requirements.

Our compensation consultant often participates, by invitation, in portions of our compensation committee meetings, including executive sessions without any members of management present. In addition, both the chair of our compensation committee and, with respect to the compensation of our other executive officers, our chief executive officer, regularly consults our compensation consultant outside of these meetings. Semler Brossy reports to the committee and provides services to us solely for and at the direction of the committee.

Compensation objectives.   Our growth and long term success depends upon our ability to attract and retain talented and highly qualified employees. The main objectives of our compensation program are:

- to align compensation with our long-term and short-term business objectives, individual performance and the interest of our shareholders;

- to motivate and reward high levels of performance;

- to recognize and reward the achievement of pre-established goals; and

- to enable us to attract, retain, and reward highly qualified individuals who will contribute to our long-term success.

We believe these objectives are furthered by the use of executive compensation packages that include both short-term and long-term components, that use both cash and equity-based compensation and that are designed to measure performance against pre-established goals.

Setting executive compensation.   To achieve our executive compensation objectives, our compensation committee strives to make decisions concerning executive compensation that:

- establish incentives that link executive officer compensation to our financial performance and that motivate executives to attain our annual financial targets and long-term strategic goals;

- provide a total compensation package that is competitive among companies offering similar consulting services; and

- establish personal objectives that link executive officer compensation to the achievement of those goals that correlate to improving upon our overall financial performance.

We compete with similarly situated consulting firms to retain top talent. We strive to attract and retain our key employees, including our named executive officers, by providing compensation that is competitive with the compensation paid to the similarly situated executives of our peers. To that end, in fiscal 2009 we used the services of our compensation consultant to help us establish compensation that was competitive with the compensation paid to the similarly situated key employees of our peers. The compensation committee does not target any explicit positioning relative to our peers, but instead considers a number of factors in seeking to establish the appropriate mix and level of compensation for our executive officers. These include peer group information, the scope of the executive officer's role and the executive officer's individual performance and experience. In setting our fiscal 2009 named executive officer compensation, we considered the compensation being paid by the following comparable public professional service firms: FTI Consulting, Inc., Huron Consulting Group Inc., LECG Corporation and Navigant Consulting, Inc. In addition, due to the more general public company nature of the chief financial officer's role at CRA, we considered the compensation reported in various compensation surveys in setting the fiscal 2009 compensation of our chief financial officer. The surveys considered were (1) 2008 US Mercer Benchmark Database- Executive, (2) 2008/2009 Watson Wyatt Survey Report on Top Management Compensation, (3) 2007 Hewitt Total Compensation by Industry: Executive and (4) 2008 Towers Perrin Compensation: General Industry Executive Database. In the case of each of our named executive officers, the total compensation for fiscal 2009, as well as each of the components of this compensation described below, was within the ranges for such type of compensation drawn from the peers we considered.

Additionally, the compensation committee attempts to establish compensation parameters that link executive officer compensation to the attainment of goals that serve both our interests and the interests of our shareholders. A significant percentage of the total compensation of our named executive officers for fiscal 2009 consists of incentives tied to our performance, growth, and profitability, with additional metrics in some cases allocated to specific and individualized goals for practice and personal performance, all of which we believe are critical to our long-term success. For our named executive officers, this incentive compensation takes the form of performance awards granted under our 2007 cash incentive plan, which our shareholders approved at our 2007 annual meeting of shareholders. We believe that the plan promotes our growth and performance by linking a portion of the total compensation for certain key employees to the attainment of pre-established objectives, which are approved by the committee each year. The 2007 cash incentive plan is effective until our 2012 annual meeting of shareholders.

Executive officer compensation elements.   For our fiscal year ended November 28, 2009, the principal components of our named executive officer compensation were:

- cash compensation, consisting of base salary, special one-time bonuses and awards of performance-based annual incentive compensation (to the extent that such awards were paid in cash); and

- long-term equity incentive compensation, including awards of performance-based annual incentive compensation (to the extent that such awards were paid in shares of restricted stock).

Cash compensation.   Our named executive officer compensation includes three types of cash compensation: base salary, special one-time bonuses and cash payable under performance-based annual incentive compensation. We include base salary in our executive officer compensation packages because we believe it is appropriate for a portion of compensation to be fixed and predictable, and because the use of base salary for our named executive officers is consistent with the compensation provided to the similarly situated executives of our peers. Each named executive officer's base salary reflects his or her position, experience, past contributions, and potential. The committee evaluates these and other factors underlying the base salary of our named executive officers each year, and makes adjustments, as appropriate. Where appropriate, the committee also uses special one-time bonuses to recognize special achievements relating to unique circumstances. Our cash compensation also includes performance-based annual incentive compensation (discussed below) because it permits us to provide our executives with incentives to pursue particular objectives in any given year that are consistent with our overall goals and strategic direction set by our board of directors.

Salary.   The compensation committee generally fixes the annual base salary of our named executive officers at its regularly scheduled meeting in the first fiscal quarter of each year. Annual changes to a named executive officer's base salary are based on the committee's assessment of our performance and the performance of our business practices and the named executive officer, as well as general economic conditions such as inflation and economic forecasts. The committee has sole discretion to set the base salary of each named executive officer. In determining these base salaries, the committee is generally mindful of its overall goal of remaining competitive with firms offering similar consulting services and of our desire to reward and retain key employees.

Performance-based annual incentive compensation.   Our 2007 cash incentive plan authorizes the grant of performance awards to our executive officers and other salaried employees. A performance award granted under the plan is payable only to the extent certain performance targets, based on objective business criteria specified by our compensation committee, are achieved in the relevant measurement period. These annual performance targets can be based on certain financial performance criteria, including, but not limited to, revenue; net revenue; revenue growth; earnings before interest, taxes, depreciation and amortization; funds from operations; net earnings; earnings per share growth; return on equity; share price performance; total shareholder return; economic value added; improvement in cash flow; and confidential business unit objectives. Performance awards are payable in cash or shares of restricted stock, at the discretion of our compensation committee, and the maximum amount payable to any executive officer in a given fiscal year under performance awards granted under the plan is $8,000,000. The plan is designed to promote our growth and performance while preserving, where possible, our ability to deduct in full certain compensation paid to our executive officers for federal tax purposes.

On February 24, 2009, our compensation committee determined the performance awards to be granted to our named executive officers for fiscal 2009, as well as the performance targets and the target and maximum amounts payable under these awards. In establishing the targets for our 2009 performance awards, our compensation committee decided, as in past years, to provide for a portion of the target awards to be payable in cash and the remainder to be payable in the form of shares of restricted stock granted under our 2006 equity incentive plan. The committee's decision on the relative mix between cash compensation and restricted stock compensation was based on its desire to strike a balance between annual and longer term incentives, and to incorporate long-term incentives as part of our retention strategy for executive officers. The committee also considered the mix of cash and equity paid to similarly situated executives at the four professional services peer firms discussed above.

The cash portion of each award consisted of a "management" component, an award based upon the named executive officer's management performance in fiscal 2009, and, in the case of Mr. Lowenstein, an additional "sourcing" component, based on his respective generation of engagements for us in fiscal 2009.

Our compensation committee set the following target cash amounts payable under the management components of the performance award granted to each of our named executive officers in fiscal 2009: for Dr. Burrows, $1,000,000; for Mr. Mackie: $250,000; for Mr. Maleh: $675,000; for Dr. Noether: $1,000,000; and for Mr. Lowenstein, $250,000. The maximum amount payable under each of these management components was twice the target amount. The target amount for each management component was payable only to the extent certain performance targets were achieved in fiscal 2009. For Dr. Burrows and Messrs. Maleh, Lowenstein and Mackie, 100% of these target amounts were tied to the achievement of overall corporate performance targets based upon net revenue and earnings before interest and taxes. For Dr. Noether, 70% of these target amounts were tied to the achievement of these overall corporate performance targets and 30% of these target amounts were tied to the net revenue and operating income of certain practices that Dr. Noether was tasked with developing. The focus on corporate-wide performance goals was in line with our desire to give our executive officers a greater incentive to work towards overall corporate objectives and to align their compensation with our overall results and profitability. For each of these executive officers, the portion of the target amount tied to overall corporate performance targets was split as follows: two-thirds was tied to our achieving target corporate net revenue (excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as approved by our compensation committee) in fiscal 2009 of $336.1 million and one-third was tied to achieving target earnings before interest and taxes of $40.9 million (in each case, excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as approved by our compensation committee). Dr. Noether's additional performance targets were split as follows: one-half was tied to our achieving net revenue targets in the specified practices and one-half was tied to our achieving pre-bonus operating income in the specified practices, in each case after allocating corporate overhead and excluding acquisitions, discontinued operations, extraordinary and special items, as approved by our compensation committee. For confidentiality reasons that we believe could result in competitive harm, we do not disclose the targets for the practices included in the additional performance factors that apply to Dr. Noether's bonus calculation. However, the targets for these practices were set at levels that were consistent with our budgeted expectations for these practices at the time that the performance awards were determined.

In the event that a performance target tied to the management component of a named executive officer's award was exceeded, the target amount of the award tied to that performance target was increased by the same percentage by which the performance target was exceeded. In the event that a performance target tied to the management component of a named executive officer's award was missed, the target amount of the award tied to that performance target was reduced by the same percentage by which the performance target was missed. This is in contrast to the prior year when the executive officer awards contained a leverage multiplier that magnified the percentage adjustments by a factor of five. The compensation committee determined that eliminating the leverage multiplier was more appropriate for fiscal 2009, based on the economy generally and the specific economic factors and uncertainties affecting our business at the time the performance awards were determined. We made this decision in part on advice from our compensation consultant that lower leverage multipliers were both more consistent competitively and appropriate when performance targets are more unpredictable and volatile, as they are in uncertain economic times.

As noted above, the cash portion of the performance awards granted to Mr. Lowenstein in fiscal 2009 also included a sourcing component. This component was payable in an amount equal to a percentage of his sourcing revenues. For fiscal year 2009, we used a percentage sourcing amount that would reward successful sourcing of new business for us while at the same time incentivizing Mr. Lowenstein to maximize efforts towards achievement of broader corporate goals. However, unlike the other executive officers, all of Mr. Lowenstein's cash based incentive compensation (both for corporate performance and sourcing) was payable only to the extent it exceeded his base salary. These differences in Mr. Lowenstein's compensation structure as compared to our other executive officers were based on the expected transition of Mr. Lowenstein during fiscal 2009 from a business generating consultant to an executive officer role primarily focused on corporate-wide objectives.

The performance awards to be granted to our named executive officers for fiscal 2009 also contained equity portions, which were payable in shares of restricted stock that vest in four equal annual installments, beginning on the first anniversary of the date of grant. Our compensation committee set the following target and maximum values payable (which imply target and maximum numbers of shares of restricted stock based upon the fair market value of our common stock on the date our compensation committee finally determines the amount payable under the performance award) under the equity portion of the performance award granted to each of our named executive officers in fiscal 2009: for Dr. Burrows, $800,000; for Mr. Mackie: $250,000; for Mr. Maleh: $650,000; for Dr. Noether: $500,000; and for Mr. Lowenstein: $400,000. Each target amount was payable only to the extent certain overall corporate performance targets were achieved in fiscal 2009. For each of our named executive officers, half of this target amount was tied to our achieving corporate net revenue in fiscal 2009 of $336.1 million and half was tied to achieving target earnings before interest and taxes of $40.9 million (in each case, excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as approved by our compensation committee).

In the event that a performance target tied to the equity portion of a named executive officer's performance award was missed, the target amount of the award tied to that performance target was reduced by the same percentage by which the performance target was missed. As with the cash-based performance awards, this is in contrast to the prior year when the executive officer awards contained a leverage multiplier that magnified the percentage adjustment by a factor of five. The compensation committee determined that eliminating the leverage multiplier was more appropriate for fiscal 2009, based on the economy generally and the specific economic factors and uncertainties affecting our business at the time the performance awards were determined.

Each year, the compensation committee must determine and certify in writing (1) the extent to which each of our executive officers has achieved the applicable prior fiscal year's performance targets, and (2) the appropriate amount, if any, to be paid with respect to such executive officer's performance-based annual incentive award. The committee determines this amount after reviewing our performance

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and the performance of the executive officer. Even if certain performance targets are achieved, the committee may exercise "negative discretion" and thereby reduce the payment made under a performance award.

On February 23, 2010, our compensation committee certified and determined the amounts payable to our named executive officers with respect to the cash and equity components of their performance awards for fiscal 2009, and these amounts are reported in the "Summary Compensation Table for Fiscal 2009" under the headings "Non-Equity Incentive Plan Compensation" and "Stock Awards." The amounts payable under these performance awards that was based upon our overall corporate performance targets were calculated as described above, specifically:

- Awards tied to corporate net revenue. Our corporate net revenue for fiscal 2009 was 16.7% below our named executive officers' performance target for corporate net revenue (reduced for the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items approved by the compensation committee as described above) of $336.1 million. Accordingly, the formula amount payable under any performance award tied to corporate net revenue equaled the target amount reduced by 16.7%.

- Awards tied to earnings before interest and taxes. Our earnings before interest and taxes for fiscal 2009 were 42.5% below our named executive officers' performance target for earnings before interest and taxes of $40.9 million. Accordingly, the formula amount payable under any performance award tied to earnings per share equaled the target amount reduced by 42.5%.

For confidentiality reasons that we believe could result in competitive harm, we do not disclose the specific results of the practices included in the additional performance factors that apply to Dr. Noether's bonus calculation. However, the net revenues for those practices were 18.2% below the target amount and the operating income for those practices was 45% below the target amount, resulting in a formula amount payable under those performance awards equal to the target bonus amount reduced by the corresponding percentages. Each of our executive officers voluntarily agreed to recommend to the compensation committee that the cash performance awards be reduced by 20% in light of our overall performance and the need to make additional cash bonuses available to our broader employee bonus pool. Accordingly, the compensation committee decided to exercise its negative discretion to reduce the calculated cash incentive payments for Messrs. Maleh and Mackie by 20%. In addition, the compensation committee further exercised its negative discretion to reduce the cash incentive payments made to Dr. Burrows and Dr. Noether by 36% and 35%, respectively, in order to make the bonus amounts consistent with the compensation committee's view of the executives' overall contribution to our results for fiscal 2009. Because Mr. Lowenstein's calculated cash bonus payments did not exceed his base salary, no cash performance award payments were earned by Mr. Lowenstein in fiscal 2009. As a result of these adjustments, in fiscal 2009, our named executive officers were awarded, with respect to the management components of their respective performance awards, the following percentages of their target amounts: for Dr. Burrows: 47.5%; for Mr. Mackie: 59.8%; for Mr. Maleh: 59.8%; for Dr. Noether: 47.5%; and for Mr. Lowenstein: 0%.

In determining the performance awards for our executive officers for fiscal 2010, we have decided that in addition to corporate-wide performance goals, part of the performance awards will be based on subjective personal goals. For each executive officer, 70% of the performance goals are based on objective business criteria: 40% is tied to net revenue and 30% is tied to earnings before interest and taxes (in each case excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as approved by our compensation committee). The remaining 30% is based on specified personal objectives of each officer. The portion of the bonus determined based on objective business criteria is intended to qualify as performance based compensation pursuant to Section 162(m) of the Code, while the portion of the bonus based on personal objectives is not. We have done this so that in addition to the corporate-wide goals we have established to correlate our executive compensation with the overall results of our firm, we are also better able to assign more detailed personal objectives and expectations to each officer and better assess their individual performance against those pre-established objectives and criteria.

The payment of performance-based annual incentive awards under our 2007 cash incentive plan is generally made shortly following the certification mentioned above. All of the shares of stock underlying restricted stock awards payable under performance awards are subject to our right of first refusal in the event of a proposed transfer of the shares, in accordance with our 2006 equity incentive plan. We have been advised that these performance awards qualify as "qualified performance-based compensation" under section 162(m) of the Internal Revenue Code, which preserves the deductibility of the payments made under them. We can only grant performance-based annual incentive awards to employees and, to receive payment under such an award, the recipient must be an employee on the last day of the period over which his or her performance targets are being measured, unless the committee exercises its discretion to make prorated payments to former or retired employees or to a deceased employee's estate. All of our named executive officers were employed by us on November 28, 2009, the last day of our fiscal 2009 performance award period.

One-time bonus.   In June 2009 we completed the acquisition of substantially all of the assets of Marakon Associates, a leading strategy consulting firm known for pioneering value-based management. As a result of this acquisition, we added 48 employee consultants, who are based in our London, Chicago, and New York offices. The compensation committee decided to award a special one-time bonus to Mr. Lowenstein, our chief strategy officer, in the amount of $100,000 in recognition of his key role in the acquisition and integration of the Marakon practice. This role was outside of the business criteria established in the performance award granted to Mr. Lowenstein for fiscal 2009 as this acquisition opportunity was not contemplated at the time that the performance criteria were established.

Long-term equity compensation.   We believe that long-term equity compensation is an important component of our compensation program because it promotes the long-term retention of our key employees, motivates high levels of performance, and recognizes our key employees' contributions to our success. In addition, equity compensation aligns the long-term interests of our management and our shareholders. We recognize that we conduct our business in an increasingly competitive environment. In order to remain competitive, we must employ top-flight key employees who have abundant talent, demonstrated skills, and experience. We also believe that long-term equity compensation may give us an advantage in attracting and retaining such employees.

We feel that our 2006 equity incentive plan, which is discussed in more detail below, plays an important role in our long-term equity executive officer compensation package. The plan allows us to compensate our employees, including our named executive officers, who are expected to make important contributions to our success with a variety of long-term equity-based awards, including stock options, restricted stock, restricted stock units and performance restricted stock units. Grants under our 2006 equity incentive plan generally vest over a four-year or longer time period, which promotes the long-term retention of our key employees. To the extent awards granted under our 2006 equity incentive plan do not arise from the satisfaction of performance-based annual incentive awards under our 2007 cash incentive plan, they are subject to the limitations on deductibility set forth in section 162(m) of the Internal Revenue Code discussed below.

2006 equity incentive plan.   Our 2006 equity incentive plan provides for the following types of long-term equity awards:

- options to purchase shares of our common stock intended to qualify as "incentive stock options," as defined in section 422 of the Internal Revenue Code;

- nonqualified options, which do not qualify as incentive stock options;

- restricted stock awards consisting of shares of our common stock subject to restrictions;

- restricted stock unit awards consisting of the contractual right to receive shares of our common stock in the future contingent upon the completion of service and/or the achievement of performance or other objectives;

- performance awards consisting of the right to receive payment of cash and/or shares of our common stock upon the achievement of predetermined performance targets; and

- other stock-based awards in the form of stock purchase rights, shares of our common stock, and awards valued in whole or in part by or otherwise based on our common stock.

To date, the awards granted to our executive officers have primarily taken the form of either stock options or restricted stock:

- *Stock options.* Stock options granted under our 2006 equity incentive plan may vest upon the passage of time and continued employment. This vesting occurs over four years, typically in equal annual installments beginning on the first anniversary of the date of grant. Stock options granted under our 2006 equity incentive plan have a seven-year term. The stock options granted under our prior equity plans have a ten-year term. All stock options are granted with an exercise price equal to the fair market value of our common stock on the date of grant, and option repricing is not permitted.

- *Restricted stock.* Shares of restricted stock awarded under our 2006 equity incentive plan may vest on the basis of the passage of time and continued employment. This vesting occurs over four years, typically in equal annual installments beginning on the first anniversary of the date of grant. Recipients of restricted stock awards may receive dividends on and may vote the shares subject to the awards. Unvested shares of restricted stock may not be sold or otherwise transferred.

The relative mix of long-term equity compensation may change from year to year. Since the adoption of the 2006 plan, we have relied primarily on restricted stock for our named executive officers, which we believe better directly aligns the interests of our executive officers with those of our shareholders. The long-term equity compensation granted to our executive officers in respect of fiscal 2009 took the form of shares of restricted stock granted under our 2006 equity incentive plan. Some of these awards were granted in fiscal 2010 to satisfy payments determined under performance-based annual incentive awards based on fiscal 2009 performance under our 2007 cash incentive plan, as discussed above. As a result, these awards were tied to the achievement of performance targets. The restricted stock awards made during fiscal 2009 were determined in connection with our compensation committee's review of the executive's fiscal 2008 performance, and were designed to provide the executive officers with long-term incentives.

The amount of long-term equity compensation provided to each executive officer takes into account the role, performance and overall compensation package of the executive officer, as well as the compensation levels of his or her peers at other similar companies. This amount is targeted and capped by the committee, which is also mindful of additional considerations affecting our ability to retain and provide incentives to our executive officers.

Practices regarding the grant of equity awards. The committee has generally followed a practice of making all equity awards to our executive officers on a single date each year. This year, the committee authorized the awards for fiscal 2009 on February 23, 2010, after determining the payments to be made under performance-based annual incentive awards for fiscal 2009. The committee believes that it is appropriate that equity awards granted in respect of a fiscal year be made only after the material information regarding our performance for the fiscal year has been determined and disclosed. The committee is currently contemplating the potential inclusion of the executive officers in the new long-term incentive program described below, which may result in additional grants of equity awards to executive officers during fiscal 2010. We do not otherwise have any program, plan, or practice related to the timing of the granting of equity awards to our executive officers as it relates to the release of material non-public information.

All equity awards made to our executive officers, or to any of our other employees or directors, are made pursuant to our 2006 equity incentive plan. All stock options under this plan are granted with an exercise price equal to the fair market value of our common stock on the date of grant. Fair market value is defined under the plan to be the closing price per share on the applicable date as reported by a nationally recognized stock exchange. In connection with inducement grants made to new hires, which are made outside of the 2006 equity incentive plan, we have at times granted options at a strike price significantly above the then current fair market value of our stock, as an incentive for these new hires to participate only in very significant increases in our overall stock value. We do not otherwise have any program, plan or practice of awarding stock options or setting the exercise price of stock options based on the stock's price on a date other than the grant date. We do not have a practice of determining the exercise price of stock option grants by using average prices (or lowest prices) of our common stock over a period preceding, surrounding or following the grant date. While the committee's charter permits the committee to delegate its authority to grant equity awards in certain circumstances, all grants to employees are currently made by the committee itself and not pursuant to any delegated authority.

CRA's New Long-Term Incentive Program. In 2009, the compensation committee approved a new long-term incentive program which sets a framework for how the committee intends to grant equity awards under the 2006 equity incentive plan. Since the named executive officers had already been granted performance-based annual incentive awards as described above for fiscal 2009, they did not receive grants under the new program in fiscal 2009. The new program consists of grants using a combination of three long-term incentive vehicles: (1) time-vested restricted stock units, (2) stock options and (3) performance-vested restricted stock units. The primary objectives of the new program are to:

- directly align a significant portion of the total compensation of our key revenue generators and senior leaders with the delivery of future value to our shareholders;

- focus our key revenue generators and senior leaders on performance by directly linking their compensation to the achievement of predetermined performance goals and shareholder returns;

- provide a competitive compensation program that has significant retention value to ensure that our key revenue generators and senior leaders stay with the firm; and

- promote top line and bottom line growth.

Consistent with the 2006 equity incentive plan, the time-vested restricted stock units and stock options vest in four equal installments beginning on the first anniversary of grant. We believe the four-year time horizon promotes the long-term retention of our key employees. Additionally, the performance-vested restricted stock units vest at the end of the four-year performance period based on the achievement of pre-determined performance goals established by the committee. Below a certain level of performance, no payout is made. To the extent that they vest, the time-vested restricted stock units and performance-vested restricted stock units are payable in either cash or shares of our common stock, at our election.

The new program is accompanied with new share ownership requirements and retention requirements on the shares granted under the program to further promote the long-term nature of the program. We currently expect that it will be effective for our named executive officers beginning in fiscal 2010.

Perquisites. Our named executive officers have typically received modest perquisites paid by us— mainly parking, group term life insurance, and supplemental health insurance. The committee believes these perquisites are consistent with our overall policy of providing competitive compensation to attract and retain our executives and employees.

Employment agreements. We have an employment agreement with Mr. Mackie that is described in the section below entitled "Agreements with named executive officers." Mr. Mackie's employment agreement provides for certain payments upon a change of control, as described in that section. Our other executive officers do not have employment agreements, other than our standard employee agreements related to confidentiality, non-competition and non-solicitation. As described in the section entitled "Agreements with named executive officers," a change of control may also trigger payments to our executive officers under our 2007 cash incentive plan.

401(k) savings plan. Under our 401(k) savings plan, a tax-qualified retirement savings plan, participating employees, including our named executive officers, may contribute up to 80% of regular earnings on a before-tax basis, up to the applicable calendar year limit, which was $16,500 in calendar year 2009, into their 401(k) plan accounts. Participants age 50 and over may also contribute catch-up contributions of up to $5,000 per year. In addition, under the 401(k) plan, we match an amount equal to fifty cents for each dollar contributed by participating employees on the first 6% of their regular earnings up to a maximum amount. This maximum matching amount was $7,350 in calendar year 2009. Amounts held in 401(k) plan accounts on behalf of an employee may not be withdrawn prior to the employee's termination of employment, total and permanent disability, or such earlier time as the employee reaches the age of 59 1/2, subject to certain exceptions set forth in the regulations of the Internal Revenue Service. We maintain the 401(k) plan because we wish to encourage our employees to save some percentage of their cash compensation for their retirement. The 401(k) plan permits employees to make such savings in a manner that is relatively tax efficient.

Stock ownership guidelines and equity grant retention requirements. The new long term incentive program's share ownership requirements and retention requirements do not apply to the named executive officers yet since they have not received any awards under the new program.

Policy on deductibility of compensation. Section 162(m) of the Internal Revenue Code limits our tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our three other most highly compensated executive officers, other than our chief financial officer, at the end of any fiscal year, unless the compensation is "qualified performance-based compensation." Our policy with respect to section 162(m) is to make a reasonable effort to cause compensation to be deductible by us while simultaneously providing our executive officers with appropriate rewards for their performance. Because of this limitation, in fiscal 2006, we were unable to deduct all of the compensation paid to our executive officers. As a result, in fiscal 2007, we adopted, and our shareholders approved, our 2007 cash incentive plan. The cash incentive plan enables us to compensate our executive officers with performance awards designed to be treated as "qualified performance-based compensation" under section 162(m). We have also at times deferred the payment of compensation to executive officers that is subject to the section 162(m) limitation.

Compensation committee report

The compensation committee has reviewed and discussed with management the contents of the compensation discussion and analysis set forth above. Based on its review and discussion, the committee recommended to our board of directors that the above compensation discussion and analysis be included in this proxy statement and incorporated by reference into our annual report on form 10-K for the year ended November 28, 2009.


The compensation committee

William T. Schleyer (Chair)
Rowland T. Moriarty
Nancy L. Rose


Executive compensation

Summary compensation.   The following table provides a summary of all compensation earned with respect to fiscal 2009 by Dr. James C. Burrows, our vice chairman who served as our president and chief executive officer during fiscal 2009; Wayne D. Mackie, our executive vice president, treasurer, and chief financial officer; our three most highly compensated executive officers other than our chief executive officer and chief financial officer who were serving as executive officers at the end of fiscal 2009, Messrs. Maleh and Lowenstein and Dr. Noether; and Dr. Gregory K. Bell, our vice president who would have been one of our three most highly compensated executive officers other than our chief executive officer and chief financial officer during fiscal 2009 but for the fact that he stopped serving as an executive officer on February 24, 2009. The persons listed in this table are referred to as our "named executive officers."

Summary Compensation Table for Fiscal 2009

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)(5)	Total ($)
James C. Burrows	2009	$500,000	—	$434,433	$32,998	$475,000	$87,371	$1,529,802
Vice chairman (6)	2008	509,615	$149,634	367,754	105,506	141,366	64,303	1,338,178
	2007	488,461	—	252,296	129,452	500,000	52,259	1,422,469
Wayne D. Mackie	2009	375,000	—	111,400	77,520	149,500	51,464	764,884
Executive vice	2008	382,211	114,658	90,533	92,774	35,342	30,825	746,343
president, treasurer and chief financial officer	2007	369,231	150,000	47,165	91,524	157,096	26,012	841,028
Paul A. Maleh	2009	450,000	—	469,188	20,437	403,500	15,940	1,359,065
President, chief	2008	382,211	293,453	299,523	61,644	56,547	22,439	1,115,817
executive officer and director (7)	2007	364,038	—	197,530	66,469	1,104,846	9,632	1,742,515
Monica G. Noether	2009	375,000	—	272,680	13,646	475,000	32,033	1,168,359
Executive vice	2008	382,211	—	231,838	41,159	478,481	30,531	1,164,220
president and chief operating officer	2007	369,231	150,000	147,054	48,467	327,106	11,557	1,053,415
Arnold J. Lowenstein	2009	375,000	100,000	259,284	3,372	—	43,800	781,456
Executive vice	2008	382,211	—	215,763	10,170	415,000	22,107	1,045,251
president and chief strategy officer	2007	369,231	—	147,054	34,913	890,171	17,938	1,459,307
Gregory K. Bell	2009	375,000	1,143,950	261,545	21,752	—	48,838	1,851,085
Vice president (8)	2008	382,211	—	269,880	61,650	992,395	35,434	1,741,570
	2007	369,231	—	175,929	68,486	1,455,669	28,525	2,097,840

(1)   The amount shown does not reflect compensation actually received by the named executive officer. Instead, the amount shown represents the compensation expense recognized in our financial statements for the applicable fiscal year in respect of grants of restricted stock to the named executive officer under our 2006 equity incentive plan, including grants, determined by our compensation committee on February 15, 2008, made in satisfaction of the equity portion of the performance award for fiscal 2007 granted to the named executive officer under our 2007 cash incentive plan, grants, determined by our compensation committee on February 24, 2009, made in satisfaction of the equity portion of the performance award for fiscal 2008 granted to the named executive officer under our 2007 cash incentive plan, grants, determined by our compensation committee on February 23, 2010, made in satisfaction of the equity portion of the performance award for fiscal 2009 granted to the named executive officer under our 2007 cash incentive plan, and a grant of 31,341 shares of restricted stock to Mr. Maleh on October 29, 2008, in connection with his promotion to chief operating officer, except that, pursuant to SEC rules, the amount shown excludes the impact of estimated forfeitures related to service based vesting conditions. In the case of Dr. Bell for fiscal 2009, the amount shown also includes grants of 3,361 time-vested restricted stock units and 4,481 performance-vested restricted stock units pursuant to our long-term incentive program and 2006 equity incentive plan, determined by our compensation committee on October 28, 2009. The amount shown was computed in accordance with ASC Topic 718, using a grant date fair value based upon the fair market value of our common stock on the date of grant.

(2) The amount shown does not reflect compensation actually received by the named executive officer. Instead, the amount shown represents the compensation expense recognized in our financial statements for the applicable fiscal year in respect of grants to the named executive officer of options to purchase shares of our common stock, except that, pursuant to SEC rules, the amount shown excludes the impact of estimated forfeitures related to service based vesting conditions. The amount shown was computed in accordance with ASC Topic 718, using the assumptions set forth below.

Name	Grant date	Expected Life (Years)	Expected Volatility	Risk-free Interest Rate	Expected Dividends
James C. Burrows	6/5/2003	3.98	44.8%	3.0%	—
	3/25/2005	3.50	34.1%	4.0%	—
Wayne D. Mackie	10/5/2005	3.50	37.5%	4.4%	—
Paul A. Maleh	6/5/2003	3.98	44.8%	3.0%	—
	4/1/2005	3.50	33.9%	3.9%	—
Monica G. Noether	6/5/2003	3.98	44.8%	3.0%	—
	4/1/2005	3.50	33.9%	3.9%	—
Arnold J. Lowenstein	6/5/2003	3.98	44.8%	3.0%	—
	4/1/2005	3.50	33.9%	3.9%	—
Gregory K. Bell	6/5/2003	3.98	44.8%	3.0%	—
	4/1/2005	3.50	33.9%	3.9%	—
	10/28/2009	4.50	47.0%	1.7%	—

(3) For fiscal 2009, the amount shown represents the following cash amounts earned in respect of the management component of the performance award for fiscal 2009 granted to the named executive officer under our 2007 cash incentive plan: $475,000 for Dr. Burrows; $149,500 for Mr. Mackie; $403,500 for Mr. Maleh; and $475,000 for Dr. Noether. All of these amounts were determined by our compensation committee on February 23, 2010.

(4) For fiscal 2009, the amount shown represents our contributions to our savings and retirement plan of $7,350 for fiscal 2009 on behalf of each of the named executive officers; premiums we paid for term life insurance for the benefit of our executive officers; the following payments of vacation and holiday days earned, but not used as of the end of fiscal year 2008, in excess of 160 hours: $48,856 for Dr. Burrows; $23,751 for Mr. Mackie; $3,022 for Mr. Maleh; $9,013 for Dr. Noether; $20,776 for Mr. Lowenstein; and $35,921 for Dr. Bell.

(5) The amount shown includes the following perquisites and other personal benefits: with respect to Dr. Burrows, $4,440 for parking, $19,437 for other compensation, and $481 for personal use of professional sporting event tickets; with respect to Mr. Mackie, $4,440 for parking and $9,160 for other compensation; with respect to Dr. Noether, $4,440 for parking and $5,662 for other compensation; with respect to Mr. Lowenstein, $4,440 for parking and $5,665 for other compensation. Compensation in the form of perquisites and other personal benefits has been omitted for Mr. Maleh and Dr. Bell in the table above because the total value of all perquisites and other personal benefits paid to each of them in fiscal 2009 was less than $10,000.

(6) Mr. Burrows was our president, chief executive officer, as well as a director, through November 28, 2009, the last day of our 2009 fiscal year. On November 29, 2009, Dr. Burrows assumed the role of vice chairman.

(7) Mr. Maleh was our chief operating officer and executive vice president through November 28, 2009, the last day of our 2009 fiscal year. On November 29, 2009, Mr. Maleh became our president and chief executive officer, as well as a director.

(8) In connection with our decision to group our services into two broad categories, litigation, regulatory and financial consulting and management consulting, instead of three platforms, Dr. Bell, who had been head of our business consulting platform, stopped serving as an executive vice president on February 24, 2009. On that date, Dr. Bell assumed the position of vice president.

Plan-based awards. Please see the section of this proxy statement entitled "Compensation Discussion and Analysis—Performance-based annual incentive compensation" for the details of the grants of performance awards under our 2007 cash incentive plan to our named executive officers in fiscal 2009. As discussed there, the cash portions of the performance awards granted to each of Dr. Burrows and Noether and Messrs. Maleh and Mackie in fiscal 2009 are capped as set forth in the "Grants of Plan-Based Awards for Fiscal 2009" table below. The cash portion of the performance award granted to Mr. Lowenstein consists of a management component, with a maximum of $500,000, and a component based on Mr. Lowenstein's generation of engagements for us in fiscal 2009. This latter component has no pre-determined maximum because there is no pre-determined limit on the engagements that Mr. Lowenstein might have generated for us in fiscal 2009. The amounts actually earned on the cash portion of the performance awards granted to our named executive officers for fiscal 2009 were determined by our compensation committee on February 23, 2010 and are reported in the "Summary Compensation Table for Fiscal 2009" under the heading "Non-Equity Incentive Plan Compensation."

Please see the section of this proxy statement entitled "Compensation Discussion and Analysis—CRA's New Long-Term Incentive Program" for the details of our long-term incentive program. On October 28, 2009, Dr. Bell was awarded the following grants for fiscal 2009 under our long-term incentive program and our 2006 equity incentive plan: an option to purchase 6,712 shares of our common stock, which vests in four equal annual installments beginning on the first anniversary of the date of grant; 3,361 time-vested restricted stock units, which vest in four equal annual installments beginning on the first anniversary of the date of grant; and 4,481 performance-vested restricted stock units, a percentage of which (ranging between 50% and 200%) will vest at the end of the performance period running from September 5, 2009 to August 30, 2013, if and based upon the extent to which certain objective performance criteria exceed specified thresholds over this performance period. If these performance criteria do not exceed the specified thresholds over this performance period, Dr. Bell will receive no payment in respect of this performance-vested restricted stock unit award. When these time-vested restricted stock unit and performance-vested restricted stock unit awards vest, we can elect to pay the vested portion to Dr. Bell in either cash or shares of our common stock.

The following table provides further information regarding grants of plan-based awards to our named executive officers during fiscal 2009. The minimum payout or "threshold" under all of the equity plan-based awards and non-equity plan-based awards disclosed in the table below, except for the performance-vested restricted stock unit award granted to Dr. Bell, was $0 because no payment was guaranteed under any of these awards, even if the award's performance targets were met.

Grants of Plan-Based Awards for Fiscal 2009

Name	Grant Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)		Estimated Future Payouts Under Equity Incentive Plan Awards(4)			All Other Stock Awards: Number of Shares of Stock or Units (#)(6)	All Other Option Awards: Number of Securities Underlying Options (#)(8)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value ($)(9)
		Target ($)	Maximum ($)	Threshold (#)	Target ($ or #)	Maximum ($ or #)				
James C. Burrows	2/27/2009	$1,000,000	$2,000,000	0	$800,000	$800,000	—	—	—	—
	2/24/2009	—	—	—	—	—	5,022	—	—	$113,095
Wayne D. Mackie	2/27/2009	250,000	500,000	0	$250,000	$250,000	—	—	—	—
	2/24/2009	—	—	—	—	—	1,569	—	—	35,334
Paul A. Maleh	2/27/2009	675,000	1,350,000	0	$650,000	$650,000	—	—	—	—
	2/24/2009	—	—	—	—	—	3,139	—	—	70,690
Monica G. Noether	2/27/2009	1,000,000	2,000,000	0	$500,000	$500,000	—	—	—	—
	2/24/2009	—	—	—	—	—	3,139	—	—	70,690
Arnold J. Lowenstein	2/27/2009	250,000	500,000 (3)	0	$400,000	$400,000	—	—	—	—
	2/24/2009	—	—	—	—	—	2,511	—	—	56,548
Gregory K. Bell	2/24/2009	—	—	—	—	—	3,139	—	—	70,690
	10/28/2009	—	—	—	—	—	—	6,712	$ 24.11	61,825 (10)
	10/28/2009	—	—	—	—	—	3,361 (7)	—	—	81,034 (11)
	10/28/2009	—	—	2,240 (5)	4,481 (5)	8,962 (5)	—	—	—	108,037 (12)

(1) The grant date of each performance award (with an equity portion) or award of restricted stock, as applicable, is the same as the date such award was approved by our compensation committee. No executive officer paid any amount to us as consideration for any award disclosed in this table.

(2) Except as set forth in footnote (3) below, the amounts shown represent target and maximum payouts set at the beginning of fiscal 2009 for the cash portion of performance awards for fiscal 2009 granted to the named executive officer under our 2007 cash incentive plan. The amounts actually earned with respect to fiscal 2009 on the cash portion of these awards were determined by our compensation committee on February 23, 2010 and are reported in the "Summary Compensation Table for Fiscal 2009" under the heading "Non-Equity Incentive Plan Compensation."

(3) The amount shown reflects the maximum of the management component of the cash portion of the performance awards granted to Mr. Lowenstein. As discussed above, in addition to the management component, the cash portion of this award has a second

component, based upon the engagements that Mr. Lowenstein generated for us in fiscal 2009. This latter component has no pre-determined maximum because there is no pre-determined limit on the engagements that Mr. Lowenstein might have generated for us in fiscal 2009.

(4)   Except as set forth in footnote (5) below, the amounts shown represent the dollar value of the target and maximum payouts set at the beginning of fiscal 2009 for the equity portion of performance awards for fiscal 2009 granted to the named executive officer under our 2007 cash incentive plan. The corresponding number of shares of our common stock is determined by dividing these amounts by the fair market value of our shares of common stock on the date of determination. As discussed under the heading "Compensation discussion and analysis—Performance based annual incentive compensation" above, on February 23, 2010, our compensation committee determined the number of shares of restricted stock to be granted, subject to conditions, under our 2006 equity incentive plan in respect of these awards. These shares vest in four equal annual installments, beginning on the first anniversary of the date of grant.

(5)   Represents the minimum, target and maximum number of units, measured in shares of our common stock, that can vest under a performance-vested restricted stock unit award granted to Dr. Bell under our long-term incentive program and 2006 equity incentive plan. These units will vest if and based upon the extent to which certain objective performance criteria exceed specified thresholds over a performance period running from September 5, 2009 to August 30, 2013. If these performance criteria do not exceed the specified thresholds over this performance period, no payment will be made in respect of these units. When this performance-vested restricted stock unit award vests, we can elect to pay the vested portion in either cash or shares of our common stock.

(6)   Except as set forth in footnote (7), these amounts represent shares of our common stock subject to restricted stock awards granted under our 2006 equity incentive plan. These shares vest in four equal annual installments, beginning on the first anniversary of the date of grant.

(7)   Represents the number of time-vested restricted stock units, measured in shares of our common stock, granted to Dr. Bell under our long-term incentive program and 2006 equity incentive plan. These time-vested restricted stock units vest in four equal annual installments, beginning on the first anniversary of the date of grant. When this time-vested restricted stock unit award vests, we can elect to pay the vested portion in either cash or shares of our common stock.

(8)   Represents an option to purchase shares of our common stock granted to Dr. Bell under our long-term incentive program and 2006 equity incentive plan. This option vests in four equal annual installments, beginning on the first anniversary of the date of grant.

(9)   Except as set forth in footnotes (10), (11) or (12) below, the grant date fair value shown was computed in accordance with ASC Topic 718, using a closing market price of our common stock on 2/24/2009 of $22.52.

(10) The grant date fair value shown was computed in accordance with ASC Topic 718, using a closing market price of our common stock on 10/28/2009 of $24.11 and the following assumptions: expected life—4.5 years; expected volatility—47.0%; risk-free interest rate—1.7%; and no expected dividends.

(11) The grant date fair value shown was computed in accordance with ASC Topic 718, using a closing market price of our common stock on 10/28/2009 of $24.11.

(12) The grant date fair value shown was computed in accordance with ASC Topic 718, using a closing market price of our common stock on 10/28/2009 of $24.11 and assuming that the target performance levels would be achieved.

Outstanding equity awards.   The following table provides information regarding outstanding equity awards held by our named executive officers on November 28, 2009.

Outstanding Equity Awards at End of Fiscal 2009

	Option Awards				Stock Awards			
Name	Number Of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(7)	Equity Incentive Plan Awards: Number Of Unearned Shares, Units or Other Rights That Have Not Vested (#)(8)	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)(7)
James C. Burrows	—	—	—	—	3,345 (1)	$81,116	$—	$—
	—	—	—	—	2,868 (2)	69,549	—	—
	—	—	—	—	7,180 (3)	174,115	—	—
	—	—	—	—	5,022 (4)	121,784	—	—
	13,250	—	$19.75	4/25/2010	—	—	—	—
	2,624	—	13.75	5/30/2012	—	—	—	—
	7,376	—	13.75	5/30/2012	—	—	—	—
	14,734	—	22.81	6/5/2013	—	—	—	—
	10,266	—	22.81	6/5/2013	—	—	—	—
	30,000	—	32.26	5/10/2014	—	—	—	—
	21,068	—	50.84	3/25/2015	—	—	—	—
	3,932	—	50.84	3/25/2015	—	—	—	—
	—	—	—	—	—	—	32,989	799,983
Wayne D. Mackie	—	—	—	—	1,912 (2)	46,366	—	—
	—	—	—	—	2,394 (3)	58,055	—	—
	—	—	—	—	1,569 (4)	38,048	—	—
	9,716	—	41.16	10/5/2015	—	—	—	—
	15,284	—	41.16	10/5/2015	—	—	—	—
	—	—	—	—	—	—	10,309	249,993
Paul A. Maleh	—	—	—	—	1,859 (1)	45,081	—	—
	—	—	—	—	4,302 (2)	104,324	—	—
	—	—	—	—	4,787 (3)	116,085	—	—
	—	—	—	—	31,341 (5)	760,019	—	—
	—	—	—	—	3,139 (4)	76,121	—	—
	1,880	—	22.81	6/5/2013	—	—	—	—
	4,620	—	22.81	6/5/2013	—	—	—	—
	15,000	—	32.26	5/10/2014	—	—	—	—
	10,492	—	50.09	4/1/2015	—	—	—	—
	4,508	—	50.09	4/1/2015	—	—	—	—
	—	—	—	—	—	—	26,804	649,997
Monica G. Noether	—	—	—	—	1,239 (1)	30,046	—	—
	—	—	—	—	3,346 (2)	81,141	—	—
	—	—	—	—	4,787 (3)	116,085	—	—
	—	—	—	—	3,139 (4)	76,121	—	—
	1,701	—	13.75	5/30/2012	—	—	—	—
	7,500	—	22.81	6/5/2013	—	—	—	—
	1,353	—	32.26	5/10/2014	—	—	—	—
	8,647	—	32.26	5/10/2014	—	—	—	—
	6,276	—	50.09	4/1/2015	—	—	—	—
	3,724	—	50.09	4/1/2015	—	—	—	—
	—	—	—	—	—	—	20,618	499,987
Arnold J. Lowenstein	—	—	—	—	1,239 (1)	30,046	—	—
	—	—	—	—	3,346 (2)	81,141	—	—
	—	—	—	—	4,787 (3)	116,085	—	—
	—	—	—	—	2,511 (4)	60,892	—	—
	21,784	—	14.03	6/1/2011	—	—	—	—
	11,993	—	22.81	6/5/2013	—	—	—	—
	6,507	—	22.81	6/5/2013	—	—	—	—
	10,000	—	32.26	5/10/2014	—	—	—	—
	2,500	—	50.09	4/1/2015	—	—	—	—
	2,500	—	50.09	4/1/2015	—	—	—	—
	—	—	—	—	—	—	16,494	399,980
Gregory K. Bell	—	—	—	—	1,239 (1)	30,046	—	—
	—	—	—	—	4,780 (2)	115,915	—	—
	—	—	—	—	4,787 (3)	116,085	—	—
	—	—	—	—	3,139 (4)	76,121	—	—
	—	—	—	—	3,361 (6)	81,504	—	—
	2,966	—	10.69	9/11/2010	—	—	—	—
	3,750	—	10.85	5/2/2011	—	—	—	—
	3,269	—	13.75	5/30/2012	—	—	—	—
	13,125	—	13.75	5/30/2012	—	—	—	—
	7,314	—	22.81	6/5/2013	—	—	—	—
	4,023	—	22.81	6/5/2013	—	—	—	—
	15,000	—	32.26	5/10/2014	—	—	—	—
	4,235	—	50.09	4/1/2015	—	—	—	—
	10,765	—	50.09	4/1/2015	—	—	—	—
	—	6,712 (6)	24.11	10/28/2016	—	—	—	—
	—	—	—	—	—	—	8,962 (9)	217,329

(1)   Vests on April 21, 2010.

(2)   Vests in two equal annual installments beginning on February 16, 2010.

(3)   Vests in three equal annual installments beginning on February 6, 2010.

(4)   Vests in four equal annual installments beginning on February 24, 2010.

(5)   Vests in two equal installments on October 29, 2011 and October 29, 2012.

(6)   Vests in four equal annual installments beginning on October 28, 2010.

(7)   The market value of these unvested shares of restricted stock, unvested time-vested restricted stock units and unvested performance-vested restricted stock units is based on a closing market price of our common stock on November 27, 2009, the last trading date of fiscal 2009, of $24.25.

(8)   Except as set forth in footnote (9) below, represents the maximum number of shares potentially issuable as of the end of fiscal 2009 under the equity portion of performance awards for fiscal 2009 granted to the named executive officer under our 2007 cash incentive plan, based upon the maximum value of such equity portion disclosed in the "Estimated Future Payouts Under Equity Incentive Plan Awards—Maximum ($)" column of the "Grants of Plan-Based Awards for Fiscal 2009" table above and a closing market price of our common stock on November 27, 2009, the last trading date of fiscal 2009, of $24.25. As discussed in more detail under the heading "Compensation discussion and analysis—Performance based annual incentive compensation" above, on February 23, 2010, our compensation committee determined that actual number of shares to be granted, subject to conditions, under these awards to our named executive officers is 67,819 shares in the aggregate.

(9)   Represents the maximum number of shares potentially issuable under an award of performance-vested restricted stock units made to Dr. Bell in fiscal 2009 under our long-term incentive program and 2006 equity incentive plan, based upon the maximum value of such equity portion disclosed in the "Estimated Future Payouts Under Equity Incentive Plan Awards—Maximum ($)" column of the "Grants of Plan-Based Awards for Fiscal 2009" table above. These units will vest if and based upon the extent to which certain objective performance criteria exceed specified thresholds over a performance period running from September 5, 2009 to August 30, 2013. If these performance criteria do not exceed the specified thresholds over this performance period, no payment will be made in respect of these units.

Option exercises and vesting of stock.   The following table provides information regarding the exercise of stock options by our named executive officers and the vesting of their restricted stock awards during fiscal 2009.

Option Exercises and Stock Vested during Fiscal 2009

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
James C. Burrows	—	—	7,172	$160,038
Wayne D. Mackie	—	—	1,753	39,452
Paul A. Maleh	—	—	5,604	125,105
Monica G. Noether	—	—	4,507	100,853
Arnold J. Lowenstein	—	—	4,507	100,853
Gregory K. Bell	5,000	$26,350 (1)	5,224	116,813

(1)   The value realized upon exercise is based upon the difference between the market price of our common stock on the date of exercise, $27.77, and the exercise price of the exercised options, $22.50.

(2)   The value realized on the vesting of shares of restricted stock is based on the following closing market prices of our common stock on the dates of vesting applicable to these shares of restricted stock: $22.80 on February 6, 2009, $22.26 on February 16, 2009, and $21.99 on April 21, 2009.

Agreements with named executive officers

Letter Agreement with Mr. Mackie.   We entered into a letter agreement with Mr. Mackie when he joined us on July 1, 2005. If Mr. Mackie's employment is terminated in connection with a change in control, the agreement provides Mr. Mackie with a prorated portion of his target bonus for the year, one year's salary, and full vesting of all stock options that have been awarded to him. Accordingly, had Mr. Mackie been terminated in connection with a hypothetical change of control occurring on

November 28, 2009, the last day of fiscal 2009, he would have received an aggregate of $875,000 in value, consisting of his target bonus of $250,000 in cash and $250,000 worth of restricted stock and $375,000 in salary.

2007 Cash incentive plan awards. In fiscal 2009, we granted performance awards to our named executive officers under our 2007 cash incentive plan, as disclosed in the "Grants of Plan-Based Awards for Fiscal 2009" table above. Under our 2007 cash incentive plan, upon the occurrence of a "change of control," all performance awards are paid out as if the effective date of the change of control were the last day of the applicable award period and all performance goals had been attained, unless provision is made in connection with the change of control for (1) the assumption of all previously granted performance awards or (2) the substitution of such performance awards with commensurate new awards covering stock of the successor corporation or its parent or subsidiary.

Under our 2007 cash incentive plan, "change of control" means (1) we merge with or into or consolidate with another corporation, unless our outstanding voting securities immediately prior to the change of control continue to represent, either by remaining outstanding or conversion into voting securities of the entity surviving the change of control, at least 50% of our combined voting power or of the combined voting power of the entity surviving the change of control; or (2) we liquidate or sell substantially all of our assets.

Had a hypothetical change of control, in which the performance awards granted to our named executive officers for fiscal 2009 under our 2007 cash incentive plan were neither assumed nor substituted, occurred on November 28, 2009, the last day of fiscal 2009, each of our named executive officers would have received payments of the target amounts, disclosed in the "Grants of Plan-Based Awards for Fiscal 2009" table above, of the management component of the cash portion and the equity portion of these performance awards. The amount of these payments would have been $1,000,000 in cash and $800,000 worth of restricted stock to Dr. Burrows; $250,000 in cash and $250,000 worth of restricted stock to Mr. Mackie; $675,000 in cash and $650,000 worth of restricted stock to Mr. Maleh; $1,000,000 in cash and $500,000 worth of restricted stock to Dr. Noether; and $250,000 in cash and $400,000 worth of restricted stock to Mr. Lowenstein. Accordingly, the total value payable in connection with such a hypothetical change of control under performance awards granted to our named executive officers for fiscal 2009 under our 2007 cash incentive plan would have been $1,800,000 to Dr. Burrows; $500,000 to Mr. Mackie (which amount would be paid to Mr. Mackie as set forth in the paragraph above under the heading "Letter Agreement with Mr. Mackie"); $1,325,000 to Mr. Maleh; $1,500,000 to Dr. Noether; and $650,000 to Mr. Lowenstein.

TRANSACTIONS WITH RELATED PARTIES

Review, approval or ratification of transactions with related parties

Under its charter, our audit committee is responsible for reviewing any proposed related-party transaction, as defined under the rules of the Nasdaq Stock Market, and, if appropriate, approving the transaction. A copy of the audit committee charter is available through the Investor Relations page of our website at *www.crai.com*.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

At the close of business on March 8, 2010, there were issued and outstanding 11,039,966 shares of our common stock entitled to cast 11,039,966 votes. On March 8, 2010, the closing price of our common stock as reported on the Nasdaq Global Select Market was $27.11 per share.

Principal shareholders

The following table provides information regarding the beneficial ownership of shares of our common stock as of March 11, 2009, by:

- each person known to us to be a beneficial owner of more than five percent of our shares of common stock;

- each of our current directors;

- each of our named executive officers; and

- all of our current directors and current executive officers as a group.

The persons named in the table below have sole voting and dispositive power with respect to the shares listed, except as otherwise indicated. The inclusion of shares in the table below does not constitute an admission of beneficial ownership. The "Right to acquire" column includes shares of our common stock that may be received upon the conversion of convertible senior subordinated debentures or purchased through the exercise of options within 60 days after March 8, 2010. The information in the table is based upon information received from or on behalf of the persons named in the table.

| | Shares beneficially owned | | | |
Name of beneficial owner	Outstanding	Right to acquire	Total	Percent
Wasatch Advisors, Inc. (1)	1,465,112	—	1,465,112	13.3%
Wellington Management Company, LLP (2)	909,928	—	909,928	8.2%
Royce & Associates, LLC (3)	900,457	—	900,457	8.2%
AQR (4)	220,366	616,250	836,616	7.2%
BlackRock, Inc. (5)	623,615	—	623,615	5.6%
FMR LLC (6)	600,045	—	600,045	5.4%
James C. Burrows	211,904	103,250	315,154	2.8%
Gregory K. Bell	58,354	64,447	126,162	1.1%
Arnold J. Lowenstein	50,522	55,284	105,806	*
Paul A. Maleh	68,310	36,500	104,810	*
Monica G. Noether	44,561	29,201	73,762	*
Rowland T. Moriarty	43,697	10,000	53,697	*
Wayne D. Mackie	13,349	25,000	38,349	*
Ronald T. Maheu	8,593	21,667	30,260	*
Nancy L. Rose	8,593	20,000	28,593	*
William F. Concannon	8,593	11,722	20,315	*
William T. Schleyer	7,468	—	7,468	*
Thomas S. Robertson	2,982	—	2,982	*
All current directors and executive officers as a group (ten persons)	256,668	209,374	466,042	4.1%

---

*   Less than one percent.

(1) The number of shares of our common stock beneficially owned by Wasatch Advisors, Inc. is based solely on information in a Schedule 13G/A filed on February 16, 2010 by Wasatch Advisors, Inc. The address for Wasatch Advisors, Inc. is 150 Social Hall Avenue, Salt Lake City, UT 84111.

(2) The number of shares of our common stock beneficially owned by Wellington Management Company, LLP is based solely on information in a Schedule 13G/A filed on February 12, 2010 by Wellington Management Company, LLP. Wellington Management Company, LLP reported shared voting power over 540,550 shares and shared dispositive power over 909,928 shares. The address for Wellington Management Company, LLP is 75 State Street, Boston, MA 02109.

(3) The number of shares of our common stock beneficially owned by Royce & Associates, LLC is based solely on information in a Schedule 13G/A filed on January 22, 2010 by Royce & Associates, LLC. The address for Royce & Associates, LLC is 745 Fifth Avenue, New York, NY 10151.

(4) The number of shares of our common stock beneficially owned by AQR is based solely on information in a Schedule 13G/A filed on February 5, 2010 by AQR Capital Management, LLC and AQR Absolute Return Master Account L.P., and a Schedule 13G/A filed on February 11, 2010 by AQR Capital Management, LLC. Each of them reported shared voting power and shared dispositive power over convertible senior subordinated debentures that are convertible into 616,250 shares of our common stock, and AQR Capital Management, LLC reported shared voting power and shared dispositive power over 220,366 shares of our common stock. The address for each of them is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(5) The number of shares of our common stock beneficially owned by Blackrock, Inc. is based solely on information in a Schedule 13G/A filed on January 29, 2010 by Blackrock, Inc. The address for Blackrock, Inc. is 40 East 52nd Street, New York, NY 10022.

(6) The number of shares of our common stock beneficially owned by FMR LLC is based solely on information in a Schedule 13G/A filed on February 16, 2010, by FMR LLC, Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Low-Priced Stock Fund. FMR LLC and Edward C. Johnson 3d reported sole dispositive power over 600,045 shares and, further, that all of these shares are held by Fidelity Low-Priced Stock Fund, the board of trustees of which has sole power to vote these shares. The address for FMR LLC is 82 Devonshire Street, Boston, MA 02109.

PROPOSAL TWO:
AMENDMENTS TO OUR 2006 EQUITY INCENTIVE PLAN

Summary

Proposal Two concerns the approval of certain amendments to our 2006 equity incentive plan.

Our board of directors has adopted, subject to approval by our shareholders, the following amendments to our 2006 equity incentive plan:

- increasing the maximum number of shares of our common stock issuable under our 2006 equity incentive plan by 1,464,000 shares; and

- decreasing the "fungibility ratio," the rate at which each share of our common stock that is underlying any award other than a stock option counts against the maximum number of shares issuable under our 2006 equity incentive plan, from 2.2 to 1.83.

The effect of these two changes is that the additional 1,464,000 shares that would be added to the plan correspond to the ability to issue 800,000 restricted stock units on awards under the plan, after applying the 1.83 fungibility ratio.

Accordingly, our board of directors is submitting these amendments to our shareholders for approval. Our board of directors recommends that our shareholders approve Proposal Two. Our board of directors has recently received projections of the number of equity awards that we expect to issue pursuant to our 2006 equity incentive plan over the next two years as part of the long-term incentive program recently implemented by our board and described in more detail below. In order to deliver on the goals of the new program, we believe that we need the ability to issue an additional approximately 800,000 restricted stock units or awards over the next two fiscal years, which (assuming the proposed fungibility ratio of 1.83) corresponds to 1,464,000 shares as counted under our 2006 equity incentive plan. We believe that if our shareholders do not adopt the proposed increase to the number of shares issuable under our 2006 equity incentive plan, our ability to attract, retain, and motivate our key revenue generators and senior leaders will be impaired. If our shareholders do not approve Proposal Two, the maximum number of shares of common stock issuable under our 2006 equity incentive plan will not be increased and the plan's fungibility ratio will not be decreased. A majority of the votes properly cast at the annual meeting will be necessary to approve Proposal Two.

The significant business reasons underlying our belief that the proposed increase to the number of shares issuable under our 2006 equity incentive plan is necessary are set forth in more detail in the section entitled "Proposal Two: Amendments to our 2006 Equity Incentive Plan—Reasons underlying Proposal Two" below.

Our 2006 equity incentive plan, amended as set forth in the this Proposal Two, is summarized in the section of this proxy statement entitled "Amendments to our 2006 equity incentive plan—Summary of our 2006 equity incentive plan, as amended" below. The full text of the plan, as so amended, is attached as Annex A.

Reasons underlying Proposal Two

In 2009, in order to align the interests of our key revenue generators and our senior leaders with our growth strategy and the interests of our shareholders, the compensation committee of our board of directors implemented a new long-term incentive program, or "LTIP," for our top 35 to 40 largest revenue generators and our senior leadership team. The LTIP operates by setting a framework for the grant of equity awards under the 2006 equity incentive plan made to these key revenue generators and our senior leaders. Specifically, each award granted under the LTIP is currently composed of the following three types of long-term equity incentive vehicles in the following proportions:

- performance-vested restricted stock units, vesting based upon the achievement of predetermined performance goals measured over a four-year period (40% of the value of the award),

- time-based stock options, which by their nature are performance-driven, vesting over a four-year period (30% of the value of the award), and

- time-based restricted stock units vesting over a four-year period (30% of the value of the award).

In valuing the LTIP awards in fiscal 2009 for purposes of this allocation, we treated each stock option as having half the value of the underlying common stock. The performance-vested restricted stock units expire with no payment being made if the actual performance over the applicable period is below a certain level and, in the event that the actual performance exceeds our expectations, the payout can exceed the target payout (up to a maximum, which would be achieved only if the actual performance significantly exceeds our expectations, of 200%). To the extent that they vest, the time-vested restricted stock units and performance-vested restricted stock units components of any LTIP award are payable in either cash or shares of our common stock, at our election.

Our board of directors, compensation committee and senior leadership team, all believe that the LTIP will:

- directly align a significant portion of the total compensation of key revenue generators and our senior leaders with the delivery of future value to our shareholders;

- focus key revenue generators and our senior leaders on performance by directly linking their compensation to the achievement of predetermined performance goals and shareholder returns;

- provide a competitive compensation program that has significant retention value because of the four-year time horizon of awards granted under the LTIP, ensuring that our key revenue generators and our senior leaders stay with the firm; and

- provide a path forward to promote our top line and bottom line growth.

The LTIP and our 2006 equity incentive plan (under which the equity components of LTIP awards are granted) have a number of shareholder-friendly provisions, including:

- the requirement that any increase in the number of shares subject to the 2006 equity plan must be approved by our shareholders;

- in order to further promote the long-term nature of the program and alignment with shareholder values, the LTIP is accompanied with share ownership and retention requirements, which, among other things, will require our executive officers and other LTIP participants to retain a significant portion of their vested equity until their employment with us ends;

- subjecting all performance-based restricted stock units to four-year cliff-vesting, and all restricted stock units and stock options to vesting over a four-year period; and

- a prohibition on repricing stock options without shareholder approval.

Accordingly, even if Proposal Two is approved, we will have to seek approval from our shareholders for any further increase in the maximum number of shares issuable under our 2006 equity incentive plan. The share ownership and retention requirements under the LTIP have been set at targeted holdings of equity valued at three times base salary in the case of executive officers and one times base salary in the case of other LTIP participants.

Our named executive officers did not receive any grants under the LTIP in 2009 because, at the time the LTIP was implemented, they already been granted the performance-based annual incentive awards described in the section entitled "Compensation discussion and analysis—performance-based annual incentive awards" above for fiscal 2009. We currently expect that, if the amendment to our 2006 equity incentive plan is approved, our named executive officers will begin receiving their equity incentive awards under the LTIP in fiscal 2010. Our named executive officers are currently not included in any equity incentive plan in connection with their fiscal year 2010 compensation.

As of March 19, 2010, the number of shares of common stock available for issuance under our 2006 equity incentive plan was 47,578, which corresponds to approximately 25,999 restricted stock units or awards that may be granted under the LTIP as counted under our plan (assuming the proposed fungibility ratio of 1.83). Under our 2006 equity incentive plan, this number may be increased, by up to 62,684 shares (or 34,253 restricted stock units or awards assuming the proposed fungibility ratio of 1.83), to the extent shares issued under our 1998 incentive and nonqualified stock option plan are forfeited or terminated after March 19, 2010. Our 2006 equity incentive plan does not contain any other replenishment provision by which the number of shares available for issuance under the plan is automatically increased. Our board of directors has recently received projections of the LTIP awards that we will likely issue under our 2006 equity incentive plan over the next two years. In order to deliver on the goals of the new program, we believe that we need the ability to issue an additional approximately 800,000 restricted stock units or awards, which (assuming the proposed fungibility ratio of 1.83) corresponds to 1,464,000 shares as counted under our 2006 equity incentive plan, over the next two fiscal years. We believe that if we do not get this increase to our plan, our ability to attract, retain, and motivate our key revenue generators and senior leaders will be impaired. In the event that all of the additional shares we are requesting are issued as restricted stock units or awards, which corresponds to 800,000 shares based on the proposed fungibility ratio of 1.83, over the next two years at a rate of 400,000 shares per year, the resulting expected share dilution from such grants would be approximately 3.6% for the first year and 7.1% over the two fiscal year period, based on our weighted average fully diluted shares outstanding for the first quarter of fiscal 2010 of approximately 10,835,000. However, as discussed above, under the LTIP we expect some of the awards to be granted in the form of stock options. In addition, from fiscal 2006 through fiscal 2009, we have repurchased an aggregate of 1,854,184 shares, which has resulted in a corresponding reduction in our shares outstanding. These repurchases include open market repurchases, purchases of stock from our employees from exercising our right of first refusal to purchase shares, and the acceptance of shares of stock in lieu of tax withholdings. Had we not repurchased these shares, the corresponding dilution from our 2006 equity incentive plan would be lower. We also currently have outstanding under our 1998 incentive and nonqualified stock option plan, stock options exercisable for 545,211 shares of our common stock at an exercise price in excess of $22.95, which is the closing market price of our common stock on March 25, 2010. Of these stock options, 229,814 have an exercise price in excess of $35. As described above, to the extent that any stock options from our 1998 incentive and nonqualified stock option plan expire unexercised, only 62,684 shares will be added to our 2006 equity incentive plan.

We believe we have always sought to align our equity incentive programs with our shareholders' interests. In connection with our 1998 initial public offering, to show their commitment and belief in us and to align their interests with those of our shareholders, our executive officers and key revenue generators at the time entered into a stock restriction agreement that resulted in a phased ten-year lock-up period on their pre-IPO shares. It is in this spirit that the compensation committee of our board of directors developed and implemented the LTIP and seeks the proposed replenishment of our 2006 equity incentive plan.

Shareholder approval of any increase to the maximum number of shares of our common stock issuable under our 2006 equity incentive plan has certain tax benefits. Our 2006 equity incentive plan allows us to award "incentive stock options," which receive favorable tax treatment under the Internal

Revenue Code. The stock option grants under our 2006 equity plan that are enabled by the proposed increase of the maximum number of shares available for issuance under the plan cannot qualify as incentive stock options unless the increase is approved by our shareholders.

Additionally, our 2006 equity incentive plan is also specifically designed to preserve our ability to deduct the compensation we pay certain executive officers for income tax purposes. Section 162(m) of the Internal Revenue Code generally prevents us from deducting more than $1.0 million in compensation each year for each of our five most highly compensated executive officers. Compensation treated as "qualified performance-based compensation" under Section 162(m) is not subject to this limitation. The performance awards granted under our 2006 equity incentive plan that are enabled by the proposed increase of the maximum number of shares available for issuance under the plan may be treated as "qualified performance-based compensation" only if the increase is approved by a majority vote of our shareholders.

Finally, we, as an issuer listed on the Nasdaq Global Select Market, are required by the rules of the Nasdaq Stock Market to seek shareholder approval of any material amendment to any stock option or purchase plan or other equity compensation arrangement under which our executive officers, non-employee directors, or other employees may acquire shares of our common stock.

Our board of directors recommends that you vote <u>FOR</u> the proposal to approve the amendments to our 2006 equity incentive plan.

Summary of our 2006 equity incentive plan, as amended

The following is a summary of the material features of our 2006 equity incentive plan, amended as set forth in Proposal Two. The full text of the plan, as so amended, is attached as <u>Annex A</u>.

Purpose of the plan

The purpose of our 2006 equity incentive plan is to provide additional incentive to our directors, officers, key employees and independent contractors, including those of our subsidiaries. We believe the grant of equity-based and performance-based awards under the plan will provide individuals with a long-term interest in our growth and success. Specifically, we intend the grant of equity-based and performance-based awards under the plan to provide additional incentive by giving individuals the opportunity to acquire a proprietary interest, or increase their existing proprietary interest, in our firm by acquiring shares of our common stock, or otherwise receiving compensation based upon, our value or increases in our value.

Types of awards authorized by the plan

Our 2006 equity incentive plan authorizes the grant of the following types of incentive and performance awards:

- options to purchase shares of our common stock intended to qualify as incentive stock options, as defined in Section 422 of the Internal Revenue Code;

- nonqualified options, which do not qualify as incentive stock options;

- restricted stock awards consisting of shares of our common stock subject to restrictions;

- restricted stock unit awards consisting of the contractual right to receive shares of common stock in the future contingent upon the completion of service and/or the achievement of performance or other objectives;

- performance awards consisting of the right to receive payment of cash and/or shares of our common stock upon the achievement of predetermined performance targets; and

- other stock-based awards in the form of stock purchase rights, awards of shares of our common stock, and awards valued in whole or in part by or otherwise based on our common stock.

Shares subject to the plan

All of the shares issued under our 2006 equity incentive plan or by which awards granted under the plan are measured are shares of our authorized but unissued common stock. The maximum number of shares issuable under the plan is 3,111,316 (counted as further described below), consisting of (1) the 500,000 shares initially reserved for issuance under our 2006 equity incentive plan, (2) the 658,333 shares that remained for future awards under our 1998 incentive and nonqualified stock option plan on April 21, 2006, the date our shareholders initially approved our 2006 equity incentive plan, (3) the 278,983 shares issued under our 1998 incentive and nonqualified stock option plan that were outstanding on April 21, 2006 and that had been forfeited or terminated as of March 19, 2010, (4) the 210,000 share increase approved by our shareholders at our 2008 annual meeting, and (5) the 1,464,000 share increase set forth in this Proposal Two. The plan also may increase this maximum, by up to 62,684 shares, for each share issued under our 1998 incentive and nonqualified stock option plan that was outstanding on April 21, 2006 and that is forfeited or terminated after March 19, 2010. If, prior to the annual meeting, we determine that we will not use all of the additional 1,464,000 shares that we are requesting our shareholders approve under Proposal Two, we will update you by filing a Form 8-K providing such information.

Each share of stock issued pursuant to an award granted on or after April 30, 2010 under the plan, other than a stock option, counts as 1.83 shares against the maximum number of shares issuable under our 2006 equity incentive plan, as does any performance award granted on or after April 30, 2010 under the plan to the extent that shares of our common stock are used for measurement purposes. This "fungibility ratio" with respect to shares of stock issued pursuant to awards granted under the plan, other than stock options, and performance awards granted under the plan to the extent that shares of our common stock are used for measurement purposes is 2.2, for grants made on or after March 12, 2008 and before April 30, 2010, and 1.8, for grants made before March 12, 2008. The plan adjusts the maximum number of shares and the limit on its increase due to awards under the current plan if we effect a capital readjustment or pay a stock dividend without receiving compensation in return. Whenever any outstanding award under the plan expires or terminates other than by exercise or payment, the corresponding shares of common stock may again be the subject of plan awards.

Upon granting an award under our 2006 equity incentive plan, we may retain an option to repurchase shares issued under the award and/or a right of first refusal upon the subsequent transfer of such shares at the discretion of the plan administrator. The plan administrator may also require the award recipient to agree to enter into a standard "lock-up agreement," which would prevent the recipient from disposing of any shares issued under the award for a period of not more than 180 days following the effective date of our registering any of our securities with the Securities and Exchange Commission.

The last sales price of our common stock on March 8, 2010, as reported on the Nasdaq Global Select Market, was $27.11 per share.

Administration of the plan

Our 2006 equity incentive plan is administered by the plan administrator, which consists of our board of directors or, if appointed by our board, a committee consisting of at least two "disinterested directors," as defined in the plan. Our compensation committee is currently the plan administrator. Except as specifically reserved to our board under the terms of the plan, the plan administrator has full and final authority to operate, manage and administer the plan on our behalf. Action by the plan administrator requires the affirmative vote of a majority of all members of the plan administrator. The plan authorizes the plan administrator to construe and interpret the plan and the awards granted under the plan; to establish, amend and revoke rules and regulations for the administration of the plan; to change any outstanding award granted under the plan; and, generally, to exercise the powers and to perform the acts that the plan administrator believes are necessary or expedient to promote our best interests with respect to the plan.

Eligibility

Under our 2006 equity incentive plan, we may only grant incentive stock options to our officers and other employees and to the officers and employees of our subsidiaries. We may grant any other type of awards to our officers and other employees, the officers and employees of our subsidiaries, non-employee directors, and independent contractors who render services to us or any of our subsidiaries. A person is an employee for the purposes of the plan if he or she is employed by, or provides independent contractor services as a consultant or advisor to, us or one of our subsidiaries. Except with respect to the non-discretionary awards of restricted stock to non-employee directors described below, the plan administrator selects the persons to whom awards are to be granted and prescribes the terms, conditions, restrictions, if any, and provisions of each award, subject to the provisions of the plan.

As of February 19, 2010, six non-employee directors, approximately 783 officers and other employees, and our outside consultants, including our 43 outside consultants who consult exclusively for us, were eligible to participate in our 2006 equity incentive plan.

Limitations on awards

The maximum number of shares of common stock subject to awards granted under our 2006 equity incentive plan to a single recipient in any calendar year is 150,000. Shares subject to awards granted in a calendar year count towards this maximum even if they are subsequently forfeited, cancelled or terminated. Any reduction of the purchase price of shares subject to a stock option awarded under the plan is treated as a cancellation of the original award and the grant of a new award. Consequently, the shares subject to the original and new awards each count toward their respective calendar year maximum.

Automatic restricted stock awards to non-employee directors

Each of our non-employee directors will automatically be granted an award of restricted stock, vesting in four equal annual installments beginning on the first anniversary of the date of grant, in an amount determined by our board of directors, in each of the following circumstances:

- the non-employee director joins or is re-elected to the board of directors at or subsequent to our annual meeting of shareholders; and

- the non-employee director's term of office does not expire at, and the non-employee director remains a director after, an annual meeting of our shareholders or a special meeting in lieu of an annual meeting of our shareholders.

The restricted stock grants to be made in connection with this annual meeting will be for shares of our common stock having a value on the date of grant of $75,000, based on the closing price of our common stock on the date of grant.

Awards contingent upon performance

In any agreement for a performance award or an award of restricted stock or restricted stock units based on performance granted to a "covered employee" as defined in Section 162(m) of the Internal

Revenue Code, the plan administrator will designate the relevant performance factors and the specific goals applicable to each selected performance factor.

Effectiveness; amendment; termination

Our 2006 equity incentive plan became effective on April 21, 2006. The increase of the maximum number of share issuable under the plan and the decrease of the plan's fungibility ratio, as set forth in Proposal Two, will become effective if and when approved by our shareholders. We may not grant any award under the plan after April 21, 2016. The plan will terminate when the maximum number of shares issuable under the plan, counted as described above, has been reached or upon its earlier termination by our board of directors. Our board may terminate or amend the plan in its sole discretion, unless applicable law or regulation requires shareholder approval.

Effect on our other incentive plans

Following the approval of our 2006 equity incentive plan by our shareholders, we stopped granting options under our 1998 incentive and nonqualified stock option plan, including the UK approved part of that plan, as well as our 2004 nonqualified inducement stock option plan. All unexpired awards under these plans continue in full force and operation except as they may be exercised, be terminated or lapse, by their own terms and conditions. Our 2006 equity incentive plan does not limit our board of directors from adopting other incentive arrangements, such as our 2007 cash incentive plan and our long-term incentive program.

Stock options

General.   The plan administrator may award both incentive stock options and nonqualified options on such terms, conditions and restrictions it establishes and sets forth in a written option agreement.

Purchase price.   The plan administrator determines the purchase price for each option awarded under our 2006 equity incentive plan at the time of grant and may subsequently reduce the purchase price only with the approval of our shareholders. The purchase price must be at least the fair market value, or in the case of an incentive stock option awarded to a shareholder possessing more than 10% of the total voting power of all classes of our stock or the stock of any of our subsidiaries, 110% of the fair market value, of the underlying shares of our common stock on the date of the option's grant.

Exercise.   Upon granting an option under our 2006 equity incentive plan, the plan administrator determines the terms and conditions upon which the option will become exercisable. The holder of an option awarded under the plan that is at least in part exercisable may exercise that portion, in whole or in part, by delivering to us written notice and the appropriate payment. Payment may be made by cash or check, or with the consent of the plan administrator, by

- shares of our common stock;

- delivery to us of sale or loan proceeds;

- other consideration acceptable to the plan administrator; or

- a combination of the foregoing methods.

Transferability.   Options awarded under our 2006 equity incentive plan are not transferable other than by will or under the laws of descent and distribution, except the plan administrator may permit the original recipient to transfer or assign a nonqualified option for no consideration to

- any member of the recipient's immediate family, which for the purposes of the plan, includes only the recipient's parents, spouse, children and grandchildren;

- any trust solely for the benefit of the recipient's immediate family;

- any partnership, if all its partners are members of the recipient's immediate family; or

- any limited liability company or corporate entity, if all its members or equity owners are members of the recipient's immediately family.

The transferee or assignee of a nonqualified option will be subject to all of the option's terms and conditions existing at the time of the option's transfer or assignment and to any additional conditions prescribed by the plan administrator.

Expiration; termination.   Any option awarded under our 2006 equity incentive plan expires on the date set forth in the option agreement, which may not be later than the seventh, or in the case of an incentive stock option awarded to a shareholder possessing more than 10% of the total voting power of all classes of our stock or the stock of our subsidiaries, the fifth, anniversary of the option's grant. Except as the plan administrator otherwise determines, either in connection with the relevant option award or otherwise, options awarded under the plan terminate on the earlier of:

- the option's stated expiration date;

- the termination of the option recipient's employment or service relationship for cause; or

- thirty days after termination of the option recipient's employment or service relationship either without cause or voluntarily by the recipient, other than as a result of the recipient's death or retirement in good standing for reasons of age or disability under our then-established rules.

A recipient may exercise an option in the thirty-day period described above only to the extent the option has vested at the time the recipient's employment or service relationship terminates.

The plan administrator may, but need not, provide that an option received by a non-employee under our 2006 equity incentive plan terminates upon the termination of the non-employee's provision of services whether for cause or otherwise.

Our 2006 equity incentive plan defines cause as:

- any material breach by the option recipient of any agreement to which we and the recipient are both parties;

- any act or omission to act by the option recipient which may have a material and adverse effect on our business or the business of one of our subsidiaries or on the option recipient's ability to perform services; or

- any material misconduct or material neglect of duties by the option recipient in connection with our business or affairs or the business or affairs of any our affiliates or subsidiaries or affiliates of our subsidiaries.

Death; retirement.   If the recipient of an option either dies or retires in good standing before the recipient's employment or service relationship terminates, the option terminates on the earlier of:

- the option's stated expiration date;

- one year following the death of the option recipient; and

- except as the plan administrator otherwise determines in connection with the recipient's option or otherwise, ninety days after the option recipient's retirement in good standing for reasons of age or disability under our then-established rules.

Restricted stock awards

The plan administrator may grant awards of restricted stock on the terms, conditions and restrictions it designates in an award agreement. The recipient of a restricted stock award is issued shares of our common stock subject to the forfeiture, transferability and other restrictions, if any, set forth in our 2006 equity incentive plan and the award agreement. The forfeiture and transferability restrictions are removed as the award vests over a period of at least four years from the date of grant, or as otherwise determined by the plan administrator. Vesting may occur in installments throughout the vesting period and the plan administrator may condition vesting upon the achievement of performance or service targets, the retention by the award recipient of specified shares of our common stock, or other criteria.

A recipient of a restricted stock award acquires all of the rights of a holder of our common stock with respect to the restricted shares issued pursuant to the award, whether vested or not, including the right to vote and to receive dividends. However, we or our designee may hold certificates representing the recipient's restricted shares until all applicable restrictions lapse or are released. The recipient must forfeit all unvested restricted shares when the recipient's employment with or provision of services to us terminates for any reason, unless the plan administrator determines otherwise. The plan administrator has sole discretion to waive any terms and conditions set forth in any restricted stock award agreement under circumstances and subject to terms and conditions, including forfeiture of a proportionate number of the shares, it deems appropriate. The recipient may not assign or transfer unvested restricted shares, other than by will or under the laws of descent and distribution, except that the plan administrator may, in its sole discretion, permit the original recipient to transfer unvested restricted shares for no consideration to

- any member of the recipient's immediate family, which for the purposes of our 2006 equity incentive plan, includes only the recipient's parents, spouse, children and grandchildren;

- any trust solely for the benefit of the recipient's immediate family;

- any partnership, if all its partners are members of the recipient's immediate family; or

- any limited liability company or corporate entity, if all its members or equity owners are members of the recipient's immediately family.

The transferee or assignee of unvested restricted shares will be subject to all of the same terms and conditions related to the unvested restricted shares existing at the time of the transfer or assignment and to any additional conditions prescribed by the plan administrator.

Restricted stock unit awards

The plan administrator may grant awards of restricted stock units on the terms, conditions and restrictions it designates in an award agreement. A restricted stock unit represents the contractual right to receive a share of our common stock in the future, contingent upon the award recipient's completion of service and/or achievement of performance or other objectives, but not the recipient's payment of consideration. A restricted stock unit award becomes non-forfeitable as it vests over a period of at least four years. Vesting may occur in installments throughout the vesting period and the plan administrator may condition vesting upon the achievement of performance or service targets, the retention by the award recipient of specified shares of our common stock, or other criteria.

Until the end of the vesting period applicable to a restricted stock unit award, the recipient will have no rights as a holder of our common stock as a result of receiving the award. Upon the completion of such vesting period or later, if distribution is deferred under another plan, we will issue a certificate to the award recipient free of all of the restrictions that expired at the end of the vesting period. However, the plan administrator may provide for the earlier settlement of a restricted stock unit award to the extent necessary to avoid the tax and related interest for non-compliance with Section 409A of the Internal Revenue Code.

Performance awards

The plan administrator may grant performance awards consisting of the right to receive payment contingent upon the extent to which the recipient achieves predetermined performance targets during an award period of at least four years. The plan administrator has discretion to determine the performance targets applicable to a performance award, which may include goals related to our performance or the performance of the award recipient or any of our subsidiaries. Performance awards may be measured by the fair market value of shares of our common stock, the increase in such fair market value during the award period, and/or a fixed cash amount. A performance award becomes non-forfeitable as it vests, potentially in installments, over the award period. The recipient of a performance award must forfeit the unvested portion of the award upon the termination of the recipient's employment or service relationship.

Earned performance awards may be paid in cash and/or shares of our common stock, and under such terms and conditions, including payment before the completion of the applicable award period to comply with Section 409A of the Internal Revenue Code, as the plan administrator determines.

Other equity-based awards

Other equity-based awards, consisting of stock purchase rights, awards of shares of our common stock, and awards valued in whole or in part by reference to shares of our common stock, may be granted alone or in conjunction with other awards under our 2006 equity incentive plan, at the sole and complete discretion of the plan administrator. Such awards must be memorialized in a written agreement entered into by the award recipient and the plan administrator and be subject to transferability and forfeiture provisions, as set forth in the plan.

Federal tax consequences of the plan

The following tax information is intended only as a brief overview of the current material United States federal income tax laws applicable to our 2006 equity incentive plan. The summary does not purport to be a complete description of all federal tax issues, nor does it address any state, local or foreign tax matters. Each option or award recipient should consult his or her own tax advisors concerning the application of various tax laws that might affect his or her particular situation.

Nonqualified stock options

The holder of a nonqualified stock option recognizes no income for federal income tax purposes on the grant of the option. On the exercise of a nonqualified stock option, the difference between the fair market value of our common stock on the exercise date and the option exercise price is treated as compensation to the holder of the option, taxable as ordinary income in the year of exercise. That fair market value becomes the recipient's basis in the underlying shares of our common stock, which basis will be used in computing any capital gain or loss upon disposition of the shares.

Incentive stock options

Except as described below with respect to the alternative minimum tax, the holder of an incentive stock option recognizes no income for federal income tax purposes on either the grant or exercise of the option. If the holder does not dispose of the shares acquired upon exercise of the incentive stock option within two years from the date of the grant of the option or within one year after exercise of the option, any gain realized by the holder on the subsequent sale of the shares will be treated for federal income tax purposes as long-term capital gain. If the holder sells the shares before the expiration of such two-year or one-year period, which is considered a "disqualifying disposition," the difference between the lesser of the value of the shares at the date of exercise or at the date of sale and the exercise price of the incentive stock option will be treated as compensation to the holder, taxable as ordinary income, and the excess gain, if any, will be treated as capital gain, which will be long-term capital gain if the shares are held for more than one year. Currently, long-term capital gains are taxed at a maximum rate of 15% and short-term capital gains are taxed at a maximum rate of 35%.

The excess of the fair market value of our common stock over the exercise price at the time of exercise of an incentive stock option will constitute an item of tax preference for purposes of the alternative minimum tax. Taxpayers who incur the alternative minimum tax are allowed a credit which may be carried forward indefinitely to be used as a credit against the taxpayer's regular tax liability in a later year; however, the alternative minimum tax credit cannot reduce the regular tax below the alternative minimum tax for that carryover year.

Restricted stock awards

The recipient of a restricted stock award usually recognizes ordinary income only as the shares of restricted stock issued in connection with the award vest. Upon vesting, the amount recognized equals the excess, if any, of the fair market value of the vested shares at the time of vesting over any amount paid by the recipient for the vested shares and this amount will generally be subject to both federal income and payroll taxes. Upon the subsequent resale of such vested shares, the recipient will recognize capital gain or loss, as the case may be, in an amount equal to the difference between the amount the recipient receives in exchange for the vested shares and the fair market value of the vested shares at the time of vesting. The gain or loss will be long-term capital gain or loss, if more than one year has passed since the shares vested.

However, the recipient of a restricted stock award may elect to recognize ordinary income upon the receipt, not the vesting, of shares of restricted stock in connection with the award in accordance with Section 83(b) of the Internal Revenue Code. In this case, the recipient recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares at the time the recipient received the shares over the amount the recipient paid for the shares. Upon the subsequent resale of such vested shares, the recipient will recognize capital gain or loss, as the case may be, in an amount equal to the difference between the amount the recipient receives in exchange for the vested shares and the fair market value of the vested shares at the time the recipient received the shares. The gain or loss will be long-term capital gain or loss, if over a year has passed since the recipient received the shares.

Restricted stock unit awards

The recipient of a restricted stock unit award recognizes no income until the recipient receives shares of common stock issued in connection with the award. Under our 2006 equity incentive plan, the recipient may not be required to pay any consideration, beyond the performances of services, to receive shares in connection with a restricted stock unit award. Thus, upon such receipt, the recipient recognizes ordinary income in an amount equal to the fair market value of the shares received, which will generally be subject to both federal income and payroll taxes. Upon the subsequent disposition of shares received pursuant to a restricted stock unit award, the recipient will recognize capital gain or loss, as the case may be, in the amount of the difference between the price received in exchange for the shares and the fair market value of the shares at the time the recipient received them. The gain or loss will be long-term capital gain or loss, if more than one year has passed since the recipient received the shares.

Although restricted stock units awards vest much like restricted stock awards, the Section 83(b) election described above does not apply to restricted stock unit awards because they are unfunded and unsecured promises to issue stock in the future, and thus are not "property" as contemplated by Section 83 of the Internal Revenue Code.

Unrestricted Stock Awards

The recipient of an unrestricted stock award will recognize as ordinary income the difference between the fair market value of the common stock granted pursuant to the unrestricted stock award and the amount, if any, the recipient paid for such stock in the taxable year the recipient receives the common stock. The recipient's basis in any common stock received pursuant to the grant of an unrestricted stock award will be equal to the fair market value of the common stock on the date of receipt of the common stock. Any gain realized by the recipient of an unrestricted stock award upon a subsequent disposition of such common stock will be treated as long-term capital gain, if the recipient held the shares for more than one year, and short-term capital gain, if the recipient held the shares for one year or less.

Performance awards

The recipient of a performance award will recognize as ordinary income any cash received pursuant to the award, and the difference between the fair market value of the common stock granted pursuant to the award and the amount, if any, the recipient paid for such stock, in the taxable year the recipient receives the cash and common stock. The recipient's basis in any common stock received pursuant to the grant of a performance award will be equal to the fair market value of the common stock on the date of receipt of the common stock. Any gain realized by the recipient of a performance award upon a subsequent disposition of such common stock will be treated as long-term capital gain, if the recipient held the shares for more than one year, and short-term capital gain, if the recipient held the shares for one year or less.

Deductibility of awards

Subject to certain limitations, we may generally deduct on our corporate income tax returns an amount equal to the amount recognized as ordinary income by a recipient of an award under our 2006 equity incentive plan in the year in which the recipient recognizes ordinary income upon the exercise of a nonqualified stock option, the disqualifying disposition of an incentive stock option, the receipt or vesting of shares of stock in connection with a restricted stock award, or the receipt of stock in connection with a restricted stock unit award.

Section 162(m) of the Internal Revenue Code generally prevents us from deducting more than $1.0 million in compensation each year for each of our five most highly compensated executive officers. Performance-based compensation that meets criteria established by the Internal Revenue Service, however, is not subject to this limitation. Some of the awards that we grant under our 2006 equity incentive plan may not qualify as such performance-based compensation. Accordingly, we may be unable to deduct some or all of the amounts that may be recognized as ordinary income by our five most highly compensated executive officers. See the section of this proxy statement entitled "Compensation of Directors and Executive Officers—Compensation discussion and analysis—Policy on deductibility of compensation" for more details on our policies with respect to Section 162(m).

New plan benefits

Except as described below, the following table sets forth information concerning the benefits or amounts under our 2006 equity incentive plan, amended as set forth in Proposal Two, that we can determine will be received by:

- each named executive officer;

- all current executive officers, as a group;

- all current directors who are not executive officers, as a group; and

- all employees who are not executive officers, as a group.

The information in the following table is limited to the annual automatic restricted stock awards to be granted to our non-employee directors in connection with our 2010 annual meeting of shareholders. Except for these awards, all awards or award amounts granted under our 2006 equity incentive plan, amended as set forth in Proposal Two, including those awarded in satisfaction of the equity portion of performance awards granted under our 2007 cash incentive plan, will be within the discretion of the plan administrator or our board of directors and thus not determinable.

Because the grant of awards under the plan is discretionary, the persons and groups listed in the following table may receive additional awards under our 2006 equity incentive plan. Our 2006 equity incentive plan limits the number of shares of common stock subject to awards granted under the plan to a single recipient in any calendar year to 150,000.

New Plan Benefits
Our 2006 equity incentive plan, as amended

Name and position	Dollar value ($)	Securities Underlying Awards granted (#)(6)
James C. Burrows .... Vice chairman (1)	— —	— —
Wayne D. Mackie .... Executive vice president, treasurer and chief financial officer	— —	— —
Paul A. Maleh .... President, chief executive officer and director (2)	— —	— —
Monica G. Noether .... Executive vice president and chief operating officer	— —	— —
Arnold J. Lowenstein .... Executive vice president and chief strategy officer	— —	— —
Gregory K. Bell .... Vice president (3)	— —	— —
All current executive officers, as a group (4)	—	—
All current directors who are not executive officers, as a group	$450,000(5)	—
All employees who are not executive officers, as a group (6)	—	—

(1) Mr. Burrows was our president, chief executive officer, as well as a director, through November 28, 2009, the last day of our 2009 fiscal year. On November 29, 2009, Dr. Burrows assumed the role of vice chairman.

(2) Mr. Maleh was our chief operating officer and executive vice president through November 28, 2009, the last day of our 2009 fiscal year. On November 29, 2009, Mr. Maleh became our president and chief executive officer, as well as a director.

(3) In connection with our decision to group our services into two broad categories, litigation, regulatory and financial consulting and management consulting, instead of three platforms, Dr. Bell, who had been head of our business consulting platform, stopped serving as an executive vice president on February 24, 2009. On that date, Dr. Bell assumed the position of vice president.

(4) As of March 23, 2010, we had four executive officers who would be eligible to receive awards under our 2006 equity incentive plan.

(5) We currently have six directors who are not executive officers and are eligible to receive awards under our 2006 equity incentive plan, all of whom were non-employee directors as defined in our 2006 equity incentive plan and thereby eligible to receive automatic restricted stock awards under the plan immediately after the annual meeting. The amount shown in the table represents the aggregate value of common stock, based on its fair market value on the date of grant, to be issued pursuant to these automatic restricted stock awards, assuming that we will have six non-employee directors who will be re-elected as our directors at the annual meeting or whose term will continue after the annual meeting.

(6) We cannot determine the number of shares of common stock issued in connection with these restricted stock awards at this time. The number of shares issued in connection with each automatic restricted stock award to each of our non-employee directors will be the award's value divided by the closing price of our common stock on date the award is granted.

(7) As of February 19, 2010, we had 779 employees who are not executive officers and who would be eligible to receive awards under our 2006 equity incentive plan.

Equity compensation plans

The equity compensation plans approved by our shareholders are our 2007 cash incentive plan, our 2006 equity incentive plan, our 1998 incentive and nonqualified stock option plan, and our 1998 employee stock purchase plan. Our board of directors adopted our 2004 nonqualified inducement stock option plan to facilitate the granting of stock options as an inducement to new employees. No further options will be granted under our 1998 incentive and nonqualified stock option plan or our 2004 nonqualified inducement stock option plan. Additionally, on May 18, 2009, our board of directors adopted our 2009 nonqualified inducement stock option plan. There are 250,000 shares available for issuance pursuant to stock option grants under the 2009 nonqualified inducement stock option plan and, during fiscal 2009, options to purchase 200,000 shares were granted under it. Each option granted to date under this plan vests over four years, has a term of seven years, and an exercise price equal to $50.00 per share, which was significantly above the fair market value of our common stock on the date of grant.

The following table provides information as of November 28, 2009 regarding shares authorized for issuance under our equity compensation plans, including individual compensation arrangements. The table does not reflect the amendments to our 2006 equity incentive plan set forth in Proposal Two.

Equity Compensation Plan Information

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (#)(1)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (#)
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	1,035,142	$32.40	389,181(2)
Equity compensation plans not approved by shareholders	259,041	$46.53	50,000
Total	1,294,183	$35.23	439,181(2)

(1) Amount shown does not include shares potentially issuable under our 2006 equity incentive plan as of the end of fiscal 2009 in satisfaction of the equity portion of performance awards for fiscal 2009 granted to our executive officers under our 2007 cash incentive plan. On February 23, 2010, our compensation committee determined that actual number of shares to be issued under these awards is 67,819 shares in the aggregate.

(2) Includes 211,777 shares of common stock reserved for future issuance under our 1998 employee stock purchase plan. Additionally, the amount of shares available for future issuance under our 2006 equity incentive plan may be increased, by up to 82,684 shares as of November 28, 2009, to the extent options issued under our 1998 incentive and nonqualified stock option plan are subsequently forfeited or terminated.

As of March 19, 2010, there were 1,255,183 shares subject to issuance upon the exercise of outstanding options or awards under all of our equity compensation plans, at a weighted average exercise price of $35.38, and with a weighted average remaining life of 4.6 years. In addition, as of March 19, 2010, there were 394,029 unvested shares of restricted stock outstanding under all of our equity compensation plans and 309,355 shares available for future issuance under those plans.

REPORT OF THE AUDIT COMMITTEE

Our board of directors appointed an audit committee to monitor the integrity of our firm's consolidated financial statements, our firm's system of internal controls, and the independence and performance of our firm's internal auditors and independent registered public accountants. The audit committee also selects our firm's independent registered public accountants. The audit committee is governed by a written charter adopted by our firm's board of directors. A current copy of the audit committee charter is available through the Investor Relations page of our website at *www.crai.com*.

The audit committee currently consists of four non-employee directors. Each member of the audit committee is "independent" within the meaning of the rules of the Nasdaq Stock Market.

Our firm's management is responsible for the financial reporting process, including the system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our firm's independent registered public accountants are responsible for auditing those financial statements. Our responsibility is to monitor and review these processes. However, we are not professionally engaged in the practice of accounting or auditing and are not experts in the field of accounting, auditing, or auditor independence. We have relied, without independent verification, on the information provided to us and on the representations made by our firm's management and independent registered public accountants.

In fulfilling our oversight responsibilities, we discussed with representatives of KPMG LLP, our firm's independent registered public accountants for fiscal 2009, the overall scope and plans for their audit of our firm's consolidated financial statements for fiscal 2009. We met with them, with and without our firm's management present, to discuss the results of their examinations and their evaluations of our firm's internal controls and the overall quality of our firm's financial reporting. We reviewed and discussed the audited consolidated financial statements for fiscal 2009 with our firm's management and independent registered public accountants.

In addition, during the course of fiscal 2009, our firm's management completed the documentation, testing, and evaluation of our firm's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. We were kept apprised of the progress of the evaluation and provided oversight to our firm's management during the process. In connection with this oversight, we received periodic updates provided by our firm's management and KPMG at each appropriate scheduled audit committee meeting. At the conclusion of the process, our firm's management provided us with, and we reviewed, a report on the effectiveness of our firm's internal control over financial reporting. We also reviewed the report of our firm's management contained in our firm's annual report on form 10-K for the fiscal year ended November 28, 2009, filed with the SEC, as well as KPMG's Report of Independent Registered Public Accounting Firm included in our firm's annual report on form 10-K related to its audit of (i) our firm's consolidated financial statements and (ii) the effectiveness of our firm's internal control over financial reporting. We continue to oversee our firm's efforts related to its internal control over financial reporting and our firm's management's preparations for the evaluation in fiscal 2010.

We discussed with our firm's independent registered public accountants the matters required to be discussed by Statement of Auditing Standards No. 61, *Communication with Audit Committees*, as amended, including a discussion of our firm's accounting principles, the application of those principles, and the other matters we were required to discuss with our firm's independent registered public accountants under generally accepted auditing standards.

In addition, we received from our firm's independent registered public accountants a letter containing the written disclosures required by applicable requirements of the Public Company Accounting Oversight Board and discussed the disclosures with them, as well as other matters relevant to their independence from our firm's management and our firm. In evaluating the independence of our firm's independent registered public accountants, we considered the fact that they did not perform any non-audit services for us in fiscal 2009.

Based on our review and these meetings, discussions and reports, and subject to the limitations on our role and responsibilities referred to above and in our firm's audit committee charter, we recommended to our board of directors that our firm's audited consolidated financial statements for fiscal 2009 be included in our firm's annual report on form 10-K.

The audit committee

Ronald T. Maheu (Chair)
William F. Concannon
Thomas S. Robertson
Nancy L. Rose

PROPOSAL THREE:
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Proposal Three concerns the ratification of the appointment by our audit committee of KPMG LLP to be our independent registered public accountants for the fiscal year ending November 27, 2010.

Under rules of the Securities and Exchange Commission and the Nasdaq Stock Market, appointment of our independent registered public accountants is the direct responsibility of our audit committee. Although ratification of this appointment by our shareholders is not required by law, our board believes that seeking shareholder ratification is a good practice, which provides shareholders an avenue to express their views on this important matter.

Our audit committee has reappointed KPMG as our independent registered public accountants for the fiscal year ending November 27, 2010. Our board of directors recommends that shareholders vote to ratify the appointment. If our shareholders do not ratify the appointment of KPMG, the audit committee may reconsider its decision. In any case, the audit committee may, in its discretion, appoint new independent registered public accountants at any time during the year if it believes that such change would be in our best interest and the best interest of our shareholders. We expect that representatives of KPMG will be present at the annual meeting. They will have an opportunity to make a statement if they wish and will be available to respond to appropriate questions from shareholders.

Our board of directors recommends that you vote <u>FOR</u> the proposal to ratify the appointment by our audit committee of KPMG as our independent registered public accountants for fiscal 2010.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of the fees for professional services rendered by KPMG for the fiscal years ended November 28, 2009 and November 29, 2008.

Fee category	Fiscal 2009	Fiscal 2008
Audit fees	$1,167,300	$1,285,100
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total fees	$1,167,300	$1,285,100

Audit fees. Audit fees comprise fees for professional services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board, including services rendered for the audit of our annual financial statements (including services incurred to render an opinion under Section 404 of the Sarbanes-Oxley Act of 2002) and the review of our quarterly financial statements. Audit fees also include fees for services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-related fees. In fiscal 2008 and fiscal 2009, KPMG did not perform any assurance or related services for us that were reasonably related to the performance of the audit or review of our financial statements, except as disclosed under the heading "Audit fees" above.

Tax fees. In fiscal 2008 and fiscal 2009, KPMG did not perform any professional services for us for tax compliance, tax advice or tax planning.

All other fees. In fiscal 2008 and fiscal 2009, KPMG did not perform any other services for us other than disclosed under the heading "Audit fees" above.

Pre-approval policies and procedures

At present, our audit committee approves each engagement for audit or non-audit services before we engage KPMG to provide those services. However, the audit committee has delegated to the chairman of the audit committee the authority to pre-approve audit and non-audit services that the chairman determines in good faith to be minimal services that would not impair the independence of our independent registered public accountants. The chairman of the audit committee must notify the other members of the committee of any audit or non-audit service that he pre-approves under this delegation of authority. Other, more significant audit and non-audit services continue to require pre-approval by the entire audit committee.

Our audit committee has not established any pre-approval policies or procedures that would allow our management to engage KPMG to provide any specified services with only an obligation to notify the audit committee of the engagement for those services. None of the services provided by KPMG for fiscal 2009 was obtained in reliance on the waiver of the pre-approval requirement permitted by SEC regulations.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and persons who beneficially own more than ten percent of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. SEC regulations require officers, directors and greater-than-ten-percent shareholders to furnish us with copies of all Section 16(a) forms they file.

Based solely upon a review of forms 3 and 4 and amendments thereto furnished to us during fiscal 2009 and forms 5 and amendments thereto furnished to us with respect to fiscal 2009, or written representations that form 5 was not required for fiscal 2009, we believe that all Section 16(a) filing requirements applicable to our officers, directors and greater-than-ten-percent shareholders were fulfilled in a timely manner.

SHAREHOLDER PROPOSALS

Shareholder proposals for inclusion in our proxy materials relating to our 2011 annual meeting of shareholders must be received by us at our executive offices no later than December 1, 2010 or, if the date of that meeting is more than 30 calendar days before or after April 30, 2011, a reasonable time before we begin to print and send our proxy materials with respect to that meeting.

In addition, our by-laws provide that a shareholder desiring to bring business before any meeting of shareholders or to nominate any person for election to our board of directors must give timely written notice to our secretary in accordance with the procedural requirements set forth in our by-laws. In the case of a regularly scheduled annual meeting, written notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days before the scheduled annual meeting, must describe the business to be brought before the meeting, and must provide specific information about the shareholder, other supporters of the proposal, their stock ownership and their interest in the proposed business. If we hold our 2011 annual meeting before April 14, 2011, and if we give less than 70 days' notice or prior public disclosure of the date of that meeting, then the shareholder's notice must be delivered or mailed to and received at our principal executive offices not later than the close of business on the tenth day after the earlier of (1) the day on which we mailed notice of the date of the meeting and (2) the day on which we publicly disclosed the date of the meeting. Currently, in order to bring an item of business before the 2011 annual meeting in accordance with our by-laws, a shareholder must deliver the requisite notice of that item of business to us between January 14, 2011 and February 13, 2011.

AVAILABLE INFORMATION

Shareholders of record on March 8, 2010, will receive this proxy statement and our annual report to shareholders, which contains detailed financial information about us. The annual report is not incorporated herein and is not deemed a part of this proxy statement.

*As approved by the Board of
Directors on March 24, 2010*

CRA INTERNATIONAL, INC.

AMENDED AND RESTATED 2006 EQUITY INCENTIVE PLAN

SECTION 1. *PURPOSE*

This 2006 Equity Incentive Plan (the "Plan") of CRA International, Inc. (the "Company"), is designed to provide additional incentive to executives and other key employees of the Company, and any parent or subsidiary of the Company, and to certain other individuals providing services as independent contractors to or acting as non-employee directors of the Company or any such parent or subsidiary. The Company intends that this purpose will be effected by the granting of incentive stock options ("Incentive Stock Options") as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonqualified stock options ("Nonqualified Options") under the Plan, shares of Common Stock subject to restrictions under Section 83 of the Code ("Restricted Stock"), Performance Awards (as defined in Section 7.1(a)), and certain other equity-based awards (Incentive Stock Options, Nonqualified Stock Options, Restricted Stock, Performance Awards and the other awards collectively referred to as "Awards"), which afford such executives, key employees or other individuals an opportunity to acquire or increase their proprietary interest in the Company through the acquisition of shares of its Common Stock or otherwise receive compensation based on the value, or an increase in the value, of the Company. The Company intends that Incentive Stock Options issued under the Plan will qualify as "incentive stock options" as defined in Section 422 of the Code and the terms of the Plan shall be interpreted in accordance with this intention. As used in the Plan the terms "parent" and "subsidiary" shall have the respective meanings set forth in Section 424 of the Code.

SECTION 2. *ADMINISTRATION*

2.1 *THE PLAN ADMINISTRATOR.* The Plan shall be administered by the Plan Administrator (the "Plan Administrator"), which shall consist of the Board of Directors of the Company (the "Board") or, if appointed by the Board, a committee consisting of at least two "Disinterested Directors." As used herein, the term Disinterested Director means any director of the Company who (i) is not a current employee of the Company or a member of an "affiliated group," as such term is defined in Section 1504(a) of the Code, which includes the Company (an "Affiliate"), (ii) is not a former employee of the Company or any Affiliate who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the Company's or any Affiliate's taxable year (iii) has not been an officer of the Company or any Affiliate; and (iv) does not receive remuneration from the Company or any Affiliate, either directly or indirectly, in any capacity other than as a director. If the Plan is not administered by the Board, none of the members of the Plan Administrator shall be an officer or other employee of the Company. It is the intention of the Company that the Plan, if not administered by the Board, shall be administered by a committee having two or more "Non-Employee Directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), but the authority and validity of any act taken or not taken by the Plan Administrator shall not be affected if any person administering the Plan is not a Non-Employee Director. Except as specifically reserved to the Board under the terms of the Plan, the Plan Administrator shall have full and final authority to operate, manage and administer the Plan on behalf of the Company. Action by the Plan Administrator shall require the affirmative vote of a majority of all members thereof.

2.2 *POWERS OF THE PLAN ADMINISTRATOR.* Subject to the terms and conditions of the Plan, the Plan Administrator shall have the power:

(a) To determine from time to time the persons eligible to receive Awards and the Awards to be granted to such persons under the Plan and to prescribe the terms, conditions, restrictions, if any, and provisions (which need not be identical) of each Award granted under the Plan to such persons;

(b) To construe and interpret the Plan and Awards granted thereunder and to establish, amend, and revoke rules and regulations for administration of the Plan. In this connection, the Plan Administrator may correct any defect or supply any omission, or reconcile any inconsistency in the Plan, or in any Award agreement, in the manner and to the extent it shall deem necessary or expedient to make the Plan fully effective. All decisions and determinations by the Plan Administrator in the exercise of this power shall be final and binding upon the Company and Award holders;

(c) To make, in its sole discretion, changes to any outstanding Award granted under the Plan, including but not limited to: (i) reducing the purchase price for any option, subject to approval of stockholders of the Company, (ii) accelerating the vesting schedule or the lapse of restrictions of such Award (except with respect to the 4-year period described in Section 6.1 for Restricted Stock Awards, Section 6.8 for Restricted Stock Units, and Section 7.1 for Performance Awards, unless such change is pursuant to Section 8.3 or Section 8.4), (iii) changing any applicable Performance Factors or related goals during a performance period, or (iv) extending the expiration date of such Award; and

(d) Generally, to exercise such powers and to perform such acts as are deemed necessary or expedient to promote the best interests of the Company with respect to the Plan.

SECTION 3. *STOCK*

3.1 *STOCK TO BE ISSUED.* The stock subject or related to the Awards granted under the Plan shall be shares of the Company's authorized but unissued common stock, without par value (the "Common Stock"). The total number of shares that may be issued pursuant to Awards granted under the Plan shall not exceed an aggregate of 2,832,333 shares of Common Stock (the "Reserve Limit"); provided, however, that (a) any shares of Common Stock issued in connection with Awards granted under Section 6 and, to the extent whole shares of Common Stock are used for measurement purposes, Section 7, will be counted against the Reserve Limit (i) as one and eight-tenths (1.8) shares of Common Stock for every one share issued in connection with such Award or by which the Award is valued by reference for Awards granted prior to March 12, 2008, (ii) as two and two tenths (2.2) shares of Common Stock for every one share issued in connection with such Award or by which the Award is valued by reference for Awards granted on or after March 12, 2008 but before April 30, 2010, and (iii) as one and eighty-three hundredths (1.83) shares of Common Stock for every one share issued in connection with such Award or by which the Award is valued by reference for Awards granted on or after April 30, 2010, and (b) the class and aggregate number of shares of Common Stock which may be subject to Awards granted under the Plan shall be subject to adjustment as provided in Section 8 hereof and as provided in the following sentence. The Reserve Limit shall be increased by any shares of Common Stock represented by awards granted under the 1998 Incentive and Nonqualified Stock Option Plan (the "1998 Plan") which are forfeited, expire or are canceled without delivery of shares of Common Stock or under which shares of Common Stock are forfeited back to the Company on or after April 21, 2006; provided, however, such increase in the Reserve Limit shall not exceed 341,667 shares of Common Stock (subject to adjustment as provided in Section 8 hereof). As of April 21, 2006, the date the Plan was first approved by stockholders of the Company, no additional awards shall be permitted to be granted from the 1998 Plan or from the UK Approved Part of the 1998 Plan (the "UK Plan") and all unexpired awards granted from the 1998 Plan and UK Plan shall continue in full force and operation except as they may be exercised, be terminated or lapse, by their own terms and conditions.

3.2 *EXPIRATION, CANCELLATION OR TERMINATION OF AWARD.* Whenever any outstanding Award under the Plan expires, is cancelled or is otherwise terminated (other than by exercise or payment), the shares of Common Stock allocable to the portion of such Award that has expired, has been cancelled or has been otherwise terminated, may again be the subject of Awards under the Plan.

3.3 *LIMITATION ON GRANTS.* In no event may any Plan participant be granted Awards with respect to more than 150,000 shares of Common Stock in any calendar year (subject to adjustment as provided in Section 8 hereof). The number of shares of Common Stock issuable pursuant to or otherwise related to an Award granted to a Plan participant in a calendar year that is subsequently forfeited, cancelled or otherwise terminated, shall continue to count toward the foregoing limitation in such calendar year. In addition, if the purchase price of shares of Common Stock subject to an option is subsequently reduced, the transaction shall be deemed a cancellation of the original Award and the grant of a new one so that both transactions shall count toward the maximum shares issuable in the calendar year of each respective transaction.

SECTION 4. *ELIGIBILITY*

4.1 *PERSONS ELIGIBLE.* Incentive Stock Options under the Plan may be granted only to officers and other employees of the Company or any parent or subsidiary of the Company. Any other type of Award may be granted to officers or other employees of the Company or any parent or subsidiary of the Company, and to non-employee members of the Board and independent contractors who render services to the Company or any such parent or subsidiary (regardless of whether they are employees).

SECTION 5. *STOCK OPTIONS*

5.1 *GREATER-THAN-TEN-PERCENT STOCKHOLDERS.* Except as may otherwise be permitted by the Code or other applicable law or regulation, no Incentive Stock Option shall be granted to an individual who, at the time the option is granted, owns (including ownership attributed pursuant to Section 424(d) of the Code) more than ten percent of the total combined voting power of all classes of stock of the Company or any parent or subsidiary (a "greater-than-ten-percent stockholder"), unless such Incentive Stock Option provides that (i) the purchase price per share shall not be less than one hundred ten percent of the fair market value of the Common Stock at the time such option is granted, and (ii) that such option shall not be exercisable to any extent after the expiration of five years from the date it is granted.

5.2 *MAXIMUM AGGREGATE FAIR MARKET VALUE.* The aggregate fair market value (determined at the time the option is granted) of the shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any optionee during any calendar year (under the Plan and any other plans of the Company or any parent or subsidiary for the issuance of incentive stock options) shall not exceed $100,000 (or such greater amount as may from time to time be permitted with respect to Incentive Stock Options by the Code or any other applicable law or regulation). Any Incentive Stock Option granted in excess of the foregoing limitation shall be specifically designated as being a Nonqualified Option.

5.3　*TERMINATION OF EMPLOYMENT OR OTHER RELATIONSHIP WITH COMPANY.*
Except as may otherwise be determined by the Plan Administrator either in connection with the relevant Award or otherwise, options shall terminate on the earlier of:

(a)　the date of expiration thereof;

(b)　immediately upon the termination of the optionee's employment with or performance of services for the Company (or any parent or subsidiary of the Company) by the Company (or any such parent or subsidiary) for cause (as determined by the Company or such parent or subsidiary); or

(c)　thirty (30) days after termination of the optionee's employment with or performance of services for the Company (or any parent or subsidiary of the Company) without cause or voluntarily by the optionee other than as a result of death or retirement in good standing for reasons of age or disability under the then-established rules of the Company; *provided*, *however*, that (i) during any period after such termination of employment or service before termination of an optionee's option, the optionee shall have the right to exercise such option only to the extent that the optionee was entitled to exercise such option immediately prior to such termination of employment or performance of services; and (ii) Nonqualified Options granted to persons who are not employees of the Company (or any parent or subsidiary of the Company) need not, unless the Plan Administrator determines otherwise, be subject to the provisions set forth in subsections 5.3(b) and (c).

As used herein, "cause" shall mean (w) any material breach by the optionee of any agreement to which the optionee and the Company (or any parent or subsidiary of the Company) are both parties, (x) any act or omission to act by the optionee which may have a material and adverse effect on the business of the Company (or any such parent or subsidiary) or on the optionee's ability to perform services for the Company (or any such parent or subsidiary), including, without limitation, the commission of any crime (other than ordinary traffic violations), (y) any material misconduct or material neglect of duties by the optionee in connection with the business or affairs of the Company (or any such parent or subsidiary) or any affiliate of the Company (or any such parent or subsidiary) or (z) as it is defined in any employment agreement or consulting agreement between the optionee and the Company (or any such parent or subsidiary).

5.4　*DEATH OR RETIREMENT OF OPTIONEE.*　In the event of the death of the holder of an option that is subject to subsection (b) or (c) of Section 5.3 above prior to termination of the optionee's employment with or performance of services for the Company (or any parent or subsidiary of the Company) and before the date of expiration of such option, such option shall terminate on the earlier of such date of expiration or one year following the date of such death. After the death of the optionee, his executors, administrators or any person or persons to whom his option may be transferred by will or by the laws of descent and distribution shall have the right, at any time prior to such termination, to exercise the option to the extent the optionee was entitled to exercise such option at the time of his death.

If, before the date of the expiration of an option that is subject to subsection (b) or (c) of Section 5.3 above, the optionee shall be retired in good standing from the Company for reasons of age or disability under the then-established rules of the Company, except as may otherwise be determined by the Plan Administrator either in connection with the relevant Award or otherwise, the option shall terminate on the earlier of such date of expiration or ninety (90) days after the date of such retirement In the event of such retirement, except as may otherwise be determined by the Plan Administrator either in connection with the relevant Award or otherwise, the optionee shall have the right prior to the termination of such option to exercise the option to the extent to which he was entitled to exercise such option immediately prior to such retirement.

5.5 *OPTION AGREEMENT.* Each option agreement shall be in writing and shall contain such terms, conditions, restrictions (if any), and provisions as the Plan Administrator shall from time to time deem appropriate. Such provisions or conditions may include, without limitation, restrictions on transfer, repurchase rights, or such other provisions as shall be determined by the Plan Administrator; provided, however, that such additional provisions shall not be inconsistent with any other term or condition of the Plan and such additional provisions shall not cause any Incentive Stock Option granted under the Plan to fail to qualify as an incentive stock option within the meaning of Section 422 of the Code. Option agreements need not be identical, but each option agreement by appropriate language shall include the substance of the provisions contained in this Section 5 and other relevant sections of the Plan.

5.6 *EXPIRATION OF OPTION.* Notwithstanding any other provision of the Plan or of any option agreement, each option shall expire on the date specified in the option agreement, which date shall not be later than the seventh (7) anniversary (fifth anniversary in the case of a greater-than-ten-percent stockholder granted an Incentive Stock Option) of the date on which the option was granted.

5.7 *PURCHASE PRICE.* The purchase price per share under each option shall be determined by the Plan Administrator at the time the option is granted, which shall not be less than the fair market value of a share of Common Stock on the date the option is granted; provided, however, that (a) the purchase price of any Incentive Stock Option to a greater-than-ten-percent stockholder shall be 110% of such fair market value, and (b) the Plan Administrator has the authority to reduce the purchase price of any option subject to approval of such reduction by the stockholders of the Company. For purposes of the Plan, the fair market value of a share of Common Stock shall be the closing price per share on the applicable date as reported by a nationally recognized stock exchange, or, if shares of Common Stock are not listed on such an exchange, the mean of the bid and asked prices per share on the applicable date as reported by the National Association of Securities Dealers ("NASD"), or, if shares of Common Stock are not reported by NASD, the fair market value as determined by the Plan Administrator.

5.8 *EXERCISE.* Each option may be exercised, so long as it is valid and outstanding, from time to time in part or as a whole, subject to any limitations with respect to the number of shares of Common Stock for which the option may be exercised at a particular time and to such other conditions as the Plan Administrator in its discretion may specify upon granting the option.

5.9 *METHOD OF EXERCISE.* Any option granted under the Plan may be exercised by the optionee by delivering to the Company on any business day a written notice specifying the number of shares of Common Stock the optionee then desires to purchase and specifying the address to which the certificates for such shares are to be mailed (the "Notice"), accompanied by payment for such shares.

5.10 *PAYMENT OF PURCHASE PRICE.* Payment for the shares of Common Stock purchased pursuant to the exercise of an option shall be made either by (i) cash or check equal to the option price for the number of shares specified in the Notice, (ii) with the consent of the Plan Administrator, other shares of Common Stock that have a fair market value on the date of surrender not greater than the aggregate purchase price of the shares as to which such option shall be exercised, (iii) with the consent of the Plan Administrator, delivery of such documentation as the Plan Administrator and the broker, if applicable, shall require to effect an exercise of the option and delivery to the Company of the sale or loan proceeds required to pay the purchase price, (iv) with the consent of the Plan Administrator, such other consideration which is acceptable to the Plan Administrator and which has a fair market value equal to the purchase price of such shares, or (v) with the consent of the Plan Administrator, a combination of (i), (ii), (iii) or (iv). For the purpose of the preceding sentence, the fair market value per share of Common Stock so delivered to the Company shall be determined in the manner specified in Section 5.7. As promptly as practicable after receipt of the Notice and accompanying payment, the Company shall deliver to the optionee certificates for the number of shares of Common Stock with respect to which such option has been so exercised, issued in the optionee's name; provided, however, that such delivery shall be deemed effected for all purposes when the Company or a stock transfer agent of the Company shall have deposited such certificates in the United States mail, addressed to the optionee, at the address specified in the Notice.

5.11 *TRANSFERABILITY OF OPTIONS.* Options shall not be transferable by the optionee other than by will or under the laws of descent and distribution, and shall be exercisable, during his lifetime, only by the optionee. Notwithstanding the foregoing, the Plan Administrator may, in its sole discretion, permit the transfer or assignment of a Nonqualified Option by the original optionee for no consideration to: (i) any member of the optionee's Immediate Family; (ii) any trust solely for the benefit of members of the optionee's Immediate Family; (iii) any partnership whose only partners are members of the optionee's Immediate Family; or (iv) any limited liability company or corporate entity whose only members or other equity owners are members of the optionee's Immediate Family. For purposes of the Plan, "Immediate Family" means an optionee's parents, spouse, children and grandchildren. Nothing contained in this Section shall be construed to require the Plan Administrator to give its approval to any transfer or assignment of any Nonqualified Option or portion thereof, and approval to transfer or assign any Nonqualified Option does not mean that such approval will be given with respect to any other Nonqualified Option or portion thereof. The transferee or assignee of any Nonqualified Option shall be subject to all of the terms and conditions applicable to such Nonqualified Option immediately prior to the transfer or assignment and shall be subject to any conditions prescribed by the Plan Administrator with respect to such Nonqualified Option. In particular, and without limiting the generality of the foregoing, the termination of employment, retirement or death of the original optionee shall continue to determine the term and time for exercise of such Nonqualified Option for purposes of Sections 5.3 and 5.4.

5.12 *RIGHTS OF OPTIONEES.* No optionee shall be deemed for any purpose to be the owner of any shares of Common Stock subject to any option unless and until the option shall have been exercised pursuant to the terms thereof, and the Company shall have issued and delivered certificates representing such shares to the optionee.

SECTION 6. *RESTRICTED STOCK AND RESTRICTED STOCK UNITS*

6.1 *RESTRICTED STOCK AWARDS.* The Plan Administrator may grant Restricted Stock to any person eligible to participate in the Plan in accordance with Section 4.1 in such number of shares of Common Stock, and on such terms, conditions and restrictions, whether based on performance standards, periods of service, retention by the Restricted Stock holder of ownership of purchased or designated shares of Common Stock or other criteria, as the Plan Administrator shall establish. If the Plan Administrator determines to make performance-based Awards of Restricted Stock under this Section 6 to "covered employees" (as defined in Section 162(m) of the Code), the Plan Administrator shall cause to be set forth in the applicable Award agreement one or more of the Performance Factors (defined in Section 7.1(f)) that will be used to measure performance, and the specific performance goals applicable to each Performance Factor so selected. Each Restricted Stock Award shall be subject to a restriction period of a minimum of 4 years from the date of grant; provided, however, that notwithstanding the foregoing requirement as to the duration of the restriction period (a) the shares of Common Stock subject to such Award may become non-forfeitable according to the terms of such award during the 4-year (or longer) restriction period in installments as a result of the passage of time or other basis, and (b) the provisions of Section 8.3 or 8.4 can be applied during the 4-year (or longer) restriction period. For purposes of Sections 6.1 to 6.7, a "restriction period" means the period during which all or a portion of the shares of Common Stock subject to the Restricted Stock Award shall be forfeitable by the Award holder, as set forth in the Award agreement. The terms of any Restricted Stock Award granted under this Plan shall be set forth in an Award agreement which shall contain provisions determined by the Plan Administrator and not inconsistent with this Plan.

6.2 *ISSUANCE OF RESTRICTED SHARES.*   As soon as practicable after the date of grant of Restricted Stock by the Plan Administrator, the Company shall cause to be transferred on the books of the Company, or its agent, shares of Common Stock, registered on behalf of the Restricted Stock holder, evidencing the Restricted Stock covered by the Award, but subject to forfeiture to the Company as of the date of grant if an Award agreement with respect to the Restricted Stock covered by the Award is not duly executed by the Restricted Stock holder and timely returned to the Company. All shares of Common Stock covered by Awards under this Section 6 shall be subject to the restrictions, terms and conditions contained in the Plan and the Award agreement entered into by the Restricted Stock holder. Until the lapse or release of all restrictions applicable to an Award of Restricted Stock, the share certificates representing such Restricted Stock may be held in custody by the Company, its designee, or, if the certificates bear a restrictive legend, by the Restricted Stock holder. Upon the lapse or release of all restrictions with respect to an Award as described in Section 6.5, one or more share certificates, registered in the name of the Restricted Stock holder, for an appropriate number of shares as provided in Section 6.5, free of any restrictions set forth in the Plan and the Award agreement, shall be delivered to the Restricted Stock holder.

6.3 *SHAREHOLDER RIGHTS.*   Beginning on the date of grant of the Restricted Stock and subject to execution of the Award agreement as provided in Section 6.2, the Restricted Stock holder shall become a shareholder of the Company with respect to all shares subject to the Award agreement and shall have all of the rights of a shareholder, including, but not limited to, the right to vote such shares and the right to receive dividends; provided, however, that any shares of Common Stock distributed as a dividend or otherwise with respect to any Restricted Stock as to which the restrictions have not yet lapsed, shall be subject to the same restrictions as such Restricted Stock and held or restricted as provided in Section 6.2.

6.4 *RESTRICTION ON TRANSFERABILITY.*   None of the shares of Restricted Stock may be assigned or transferred (other than by will or the laws of descent and distribution), pledged or sold prior to lapse of the restriction period applicable thereto. Notwithstanding the foregoing, the Plan Administrator may, in its sole discretion, permit the transfer of shares of Restricted Stock by the original Award holder for no consideration to: (i) any member of the Award holder's Immediate Family; (ii) any trust solely for the benefit of members of the Award holder's Immediate Family; (iii) any partnership whose only partners are members of the Award holder's Immediate Family; or (iv) any limited liability company or corporate entity whose only members or other equity owners are members of the Award holder's Immediate Family. Nothing contained in this Section shall be construed to require the Plan Administrator to give its approval to any transfer or assignment of any Restricted Stock Award or portion thereof, and approval to transfer or assign any Restricted Stock Award does not mean that such approval will be given with respect to any other Restricted Stock Award or portion thereof. The transferee or assignee of any Restricted Stock Award shall be subject to all of the terms and conditions applicable to such Restricted Stock Award immediately prior to the transfer or assignment, including but not limited to the satisfactory completion of the restriction period, and shall be subject to any conditions prescribed by the Plan Administrator with respect to such Restricted Stock Award.

6.5 *DELIVERY OF SHARES UPON VESTING.*   Upon expiration or earlier termination of the restriction period without a forfeiture and the satisfaction of or release from any other conditions prescribed by the Plan Administrator, or at such earlier time as provided under the provisions of Section 6.7, the shares of Restricted Stock shall no longer be forfeitable. As promptly as administratively feasible thereafter, the Company shall deliver to the Restricted Stock holder or, in case of the Restricted Stock holder's death, to the holder's beneficiary, one or more share certificates for the appropriate number of shares of Common Stock, free of the forfeiture restrictions that expired as of the end of the restriction period. The Company may, in it sole discretion, elect to satisfy the minimum tax withholding requirements described in Section 9.4 by withholding from the shares of

Common Stock to be issued a number of shares with an aggregate fair market value (as of the date the withholding is effected) that would satisfy the withholding amount due with respect to such Award. For the purpose of the preceding sentence, the fair market value per share of Common Stock shall be determined in the manner specified in Section 5.7.

6.6 *FORFEITURE OF RESTRICTED STOCK.* Subject to Section 6.7, all Restricted Stock shall be forfeited and returned to the Company and all rights of the Restricted Stock holder with respect to such Restricted Stock shall terminate unless the Restricted Stock holder continues employment with or performance of services for the Company (or any parent or subsidiary of the Company) until the expiration of the restriction period for such Restricted Stock and satisfies any and all other conditions set forth in the Award agreement or as may be otherwise determined by the Plan Administrator. Subject to Section 6.1, the Plan Administrator shall determine the restriction period (which may, but need not, lapse in installments) and any other terms and conditions applicable with respect to any Restricted Stock Award.

6.7 *WAIVER OF RESTRICTION PERIOD.* The Plan Administrator may, in its sole discretion, waive the restriction period and any other conditions set forth in any Award agreement under appropriate circumstances (including the death, disability or retirement of the Restricted Stock holder or a material change in circumstances arising after the date of an Award) and subject to such terms and conditions (including forfeiture of a proportionate number of the shares of Restricted Stock) as the Plan Administrator shall deem appropriate.

6.8 *RESTRICTED STOCK UNIT AWARDS.* Without limiting the generality of the foregoing provisions of this Section 6, and subject to such terms, limitations and restrictions as the Plan Administrator may impose, the Plan Administrator may grant Restricted Stock Units to any person eligible to participate in the Plan in accordance with Section 4.1, representing the right to receive shares of Common Stock in the future subject to the achievement of one or more goals relating to the completion of service by the Restricted Stock Unit holder and/or the achievement of performance or other objectives. If the Plan Administrator determines to make performance-based Awards of Restricted Stock Units under this Section 6.8 to "covered employees" (as defined in Section 162(m) of the Code), the Plan Administrator shall cause to be set forth in the applicable Award agreement one or more of the Performance Factors (defined in Section 7.1(f)) that will be used to measure performance, and the specific performance goals applicable to each Performance Factor so selected. Restricted Stock Unit Awards shall be subject to the restrictions, terms and conditions contained in the Plan and the applicable Award agreements entered into by the appropriate Restricted Stock Unit holders. Until the end of the restriction period applicable to an Award of Restricted Stock Units, no shares of Common Stock shall be issued with respect to such Awards and no Restricted Stock Unit holder shall have any rights as a stockholder of the Company with respect to the shares of Common Stock covered by such Restricted Stock Unit Award. As of the end of the restriction period applicable to a Restricted Stock Unit Award or at a later date if distribution has been deferred under another Company plan (if any), one or more share certificates, registered in the name of the Restricted Stock Unit holder, for an appropriate number of shares, free of any restrictions that expired as of the end of the restriction period, shall be delivered to the Restricted Stock Unit holder. A Restricted Stock Unit Award shall not be contingent on any payment by or consideration from the Restricted Stock Unit holder other than the rendering of services. Each Restricted Stock Unit Award shall be subject to a restriction period of a minimum of 4 years from the date of grant; provided, however, that (a) the Award may become non-forfeitable according to the terms of such award during the 4-year (or longer) restriction period in installments as a result of the passage of time or other basis; (b) the provisions of Section 8.3 or 8.4 can be applied during the 4-year (or longer) restriction period; and (c) the Plan Administrator may set forth in the applicable Award agreement provisions that allow for payment of some or all of the Restricted Stock Units prior to the end of the applicable restriction period in circumstances that, to the extent necessary, comply with the conditions in Section 409A of the Code to avoid the tax and related interest for non-compliance set forth in such Section. For purposes of this Section 6.8, a "restriction period" means the period during which all or a portion of the Restricted Stock Unit Award shall be forfeitable by the Award holder, as set forth in the Award agreement.

6.9 *RESTRICTED STOCK AWARDS TO NON-EMPLOYEE DIRECTORS.*

(a) *GRANT OF AWARD UPON ELECTION TO THE BOARD.*   Each non-employee director joining the Board at or subsequent to the meeting of the Company's stockholders at which the Plan is approved (the "Approval Meeting") shall automatically be granted, upon such non-employee director joining the Board, an initial Restricted Stock Award equal in value to an amount determined by the Board from time to time, determined as of the grant date. Such Award shall become non-forfeitable in four (4) equal annual installments of twenty five percent (25%) per year beginning on the first anniversary of the date of grant.

(b) *GRANT OF AWARD UPON RE-ELECTION TO BOARD OR CONTINUATION ON THE BOARD.*   Each non-employee director who shall be re-elected by the stockholders of the Company to the Board at or subsequent to the Approval Meeting shall automatically be granted, immediately following the meeting of stockholders at which such non-employee director shall be re-elected, a Restricted Stock Award equal in value to an amount determined by the Board from time to time, determined as of the grant date. In addition, each non-employee director whose term of office shall not expire at any annual meeting of stockholders or special meeting in lieu thereof subsequent to the Approval Meeting and who shall remain a non-employee director after such meeting shall automatically be granted, immediately following such meeting, a Restricted Stock Award equal in value to an amount determined by the Board from time to time, determined as of the grant date. Each Award described in this subsection (b) shall become non-forfeitable in full in four (4) equal annual installments of twenty five percent (25%) per year beginning on the first anniversary of the date of grant.

(c) *DETERMINATION OF VALUE.*   For purposes of this Section 6.9, value shall be based on the fair market value of a share of Common Stock as determined in the manner specified in Section 5.7.

SECTION 7. *PERFORMANCE AND OTHER STOCK-BASED AWARDS*

7.1 *PERFORMANCE AWARDS.*

(a) *AWARD PERIODS AND CALCULATIONS OF POTENTIAL INCENTIVE AMOUNTS.* The Plan Administrator may grant Awards to any person eligible to participate in the Plan in accordance with Section 4.1, representing the right to receive a payment contingent upon the extent to which certain predetermined performance targets have been met during an Award Period and measured by the fair market value of a specified number of shares of Common Stock, increases in such fair market value during the Award Period and/or a fixed cash amount (a "Performance Award"). Fair market value shall have the same meaning as set forth in Section 5.7. Each Performance Award shall have an Award Period that is a minimum of 4 years from the date of grant; provided, however, that (i) the award may become non-forfeitable according to the terms of such award during the 4-year (or longer) Award Period in installments as a result of the passage of time or other basis; (ii) the provisions of Section 8.3 or 8.4 can be applied during the 4-year (or longer) restriction period, and (iii) the Plan Administrator may set forth in the applicable Award agreement provisions that allow for payment of some or all of the Award prior to the end of the applicable Award Period in circumstances that, to the extent necessary, comply with the conditions in Section 409A of the Code to avoid the tax and related interest for non-compliance set forth in such Section. For purposes of this Section 7, an "Award Period" means the period during which all or a portion of an Award shall be forfeitable by the Award holder, as set forth in the Award agreement. The Plan Administrator, in its discretion and under such terms as it deems appropriate, may permit newly eligible individuals, such as those who are promoted or newly hired, to receive Performance Awards after an Award Period has commenced.

(b) *PERFORMANCE TARGETS.* The performance targets may include such goals related to the performance of the Company or, where relevant, any parent or subsidiary and/or the performance of the Performance Award holder, as may be established by the Plan Administrator in its discretion. In the case of Performance Awards to "covered employees" (as defined in Section 162(m) of the Code), the Plan Administrator shall cause to be set forth in the applicable Award agreement one or more of the Performance Factors (defined in subsection (f), below) that will be used to measure performance, and the specific performance goals applicable to each Performance Factor so selected. The performance targets established by the Plan Administrator may vary for different Award Periods and need not be the same for each Performance Award holder receiving a Performance Award in an Award Period. Except to the extent inconsistent with the performance-based compensation exception under Section 162(m) of the Code, in the case of Performance Awards granted to employees to whom such section is applicable, the Plan Administrator in its discretion but only under extraordinary circumstances as determined by the Plan Administrator, may change any prior determination of performance targets for any Award Period at any time prior to the final determination of the Award when events or transactions occur to cause the performance targets to be an inappropriate measure of achievement.

(c) *EARNING PERFORMANCE AWARDS.* The Plan Administrator, at or as soon as practicable after the date of grant, shall prescribe a formula to determine the percentage of the Performance Award to be earned based upon the degree of attainment of the applicable performance targets.

(d) *PAYMENT OF EARNED PERFORMANCE AWARDS.* Payments of earned Performance Awards shall be made in cash, shares of Common Stock, or a combination of cash and Common Stock, in the discretion of the Plan Administrator. The Plan Administrator, in its sole discretion, may define and set forth in the applicable Award agreement such terms and conditions with respect to the payment of earned Performance Awards as it may deem desirable.

(e) *TERMINATION OF EMPLOYMENT OR OTHER RELATIONSHIP WITH COMPANY.* In the event of a termination of the Performance Award holder's employment with or performance of services for the Company (or any parent or subsidiary of the Company), the holder's Performance Awards shall be forfeited; provided, however, that the Plan Administrator may set forth in the applicable Award agreement provisions that allow for payment of some or all of the Performance Award prior to the end of the applicable performance period in circumstances that, to the extent necessary, comply with the conditions in Section 409A of the Code to avoid the tax and related interest for non-compliance set forth in such Section or for such other reasons as the Plan Administrator deems appropriate.

(f) *DEFINITION OF PERFORMANCE FACTORS.* "Performance Factors" means the factors selected by the Plan Administrator from time to time, including, but not limited to, the following measures to determine whether the performance goals established by the Plan Administrator and applicable to Awards have been satisfied: revenue; net revenue; revenue growth; net revenue growth; earnings before interest, taxes, depreciation and amortization ("EBITDA"); funds from operations; funds from operations per share; operating income (loss); operating income growth; operating cash flow; net income; net income growth; pre- or after-tax income (loss); cash available for distribution; cash available for distribution per share; cash and/or cash equivalents available for operations; net earnings (loss); earnings (loss) per share; earnings per share growth; return on equity; return on assets; share price performance; total shareholder return; total shareholder return growth; economic value added; improvement in cash-flow; and confidential business unit objectives.

7.2 *GRANT OF OTHER STOCK-BASED AWARDS.*   Other stock-based awards, consisting of stock purchase rights (with or without loans to individuals by the Company containing such terms as the Plan Administrator shall determine), Awards of shares of Common Stock, or Awards valued in whole or in part by reference to, or otherwise based on, shares of Common Stock, may be granted either alone or in addition to or in conjunction with other Awards under the Plan. Subject to the provisions of the Plan, the Plan Administrator shall have sole and complete authority to determine the persons to whom and the time or times at which such Awards shall be made, the number of shares of Common Stock to be granted pursuant to such Awards, and all other conditions of the Awards. Any such Award shall be confirmed by an Award agreement executed by the Plan Administrator and the Award recipient, which Award agreement shall contain such provisions as the Plan Administrator determines to be necessary or appropriate to carry out the intent of the Plan with respect to such Award.

7.3 *TERMS OF OTHER STOCK-BASED AWARDS.*   In addition to the terms and conditions specified in the Award agreement, Awards made pursuant to Section 7.2 shall be subject to the following:

(a) Any shares of Common Stock subject to Awards made under Section 7.2 may not be sold, assigned, transferred, pledged or otherwise encumbered prior to the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses; and

(b) If specified by the Plan Administrator in the Award agreement, the recipient of an Award under Section 7.2 shall be entitled to receive, currently or on a deferred basis, interest or dividends or dividend equivalents with respect to the shares of Common Stock or other securities covered by the Award; and

(c) The Award agreement with respect to any Award shall contain provisions addressing the disposition of such Award in the event of the termination of the Award holder's employment with or performance of services for the Company (or any parent or subsidiary of the Company) prior to the exercise, realization or payment of such Award, whether such termination occurs because of retirement, disability, death or other reason, with such provisions to take account of the specific nature and purpose of the Award (including but not limited to satisfying the conditions in Section 409A of the Code to avoid the tax and related interest for non-compliance set forth in such Section).

SECTION 8. *CHANGES IN COMPANY'S CAPITAL STRUCTURE AND CORPORATE TRANSACTIONS*

8.1 *RIGHTS OF COMPANY.*   The existence of outstanding Awards shall not affect in any way the right or power of the Company or its stockholders to make or authorize, without limitation, any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of Common Stock, or any issue of bonds, debentures, preferred or prior preference stock or other capital stock ahead of or affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

8.2 *RECAPITALIZATIONS, STOCK SPLITS AND DIVIDENDS.*   If the Company shall effect a subdivision or consolidation of shares or other capital readjustment, the payment of a stock dividend, or other increase or reduction of the number of shares of Common Stock outstanding, in any such case without receiving compensation therefor in money, services or property, then (i) the number, class, and price per share of shares of stock subject to outstanding Awards hereunder shall be appropriately adjusted in such a manner as to entitle an Award holder to receive upon exercise of the Award or as otherwise provided under the terms of the Award, for the same aggregate cash consideration (if any), the same total number and class of shares of Common Stock as he would have received as a result of the event requiring the adjustment had he exercised his Award in full, or as he would have received otherwise as determined under the terms of the Award, immediately prior to such event; and (ii) the number and class of shares of Common Stock with respect to which Awards may be granted under the Plan and the number and class of shares set forth in Section 3.3 shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and compliance with applicable securities laws; provided, however, that fractions of a share of Common Stock will not be issued but will either be replaced by a cash payment equal to the fair market value of such fraction of a share of Common Stock or will be rounded down to the nearest whole share, as determined by the Plan Administrator.

8.3 *MERGER WITHOUT CHANGE OF CONTROL.* After a merger of one or more corporations with or into the Company or after a consolidation of the Company and one or more corporations in which the stockholders of the Company immediately prior to such merger or consolidation own after such merger or consolidation shares representing (either by remaining outstanding or by being converted into other voting securities of the surviving entity) at least fifty percent (50%) of the voting power of the Company or the surviving or resulting corporation, as the case may be, (a) each holder of an outstanding Award that is an Incentive Stock Option or a Nonqualified Option (individually, an "Option" and collectively, "Options") shall be entitled to receive, in lieu of the shares of Common Stock as to which such Option was exercisable immediately prior to such event, upon exercise and at no additional cost, the number and class of shares of stock or other securities, cash or property (including, without limitation, shares of stock or other securities of another corporation or Common Stock) to which such holder would have been entitled pursuant to the terms of the agreement of merger or consolidation if, immediately prior to such merger or consolidation, such holder had been the holder of record of a number of shares of Common Stock equal to the number of shares for which such Option shall be so exercised; and (b) each holder of an outstanding Award that is not an Option shall be entitled to receive, upon and after the merger or consolidation and at no additional cost, a payment of the applicable number and class of shares of stock (the "Payment Shares"), or cash equivalent thereof, based on the specified number of shares of Common Stock set forth in the Award (the "Underlying Shares") and pursuant to the terms and conditions of the Award in effect immediately prior to the merger or agreement, but modified so that the number or class of Underlying Shares or Payment Shares appropriately reflects any applicable changes which are contained in the agreement of merger or consolidation.

8.4 *CHANGE OF CONTROL.* If the Company is merged with or into or consolidated with another corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into other voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or if the Company is liquidated, or sells or otherwise disposes of substantially all of its assets to another corporation or entity while Awards remain outstanding under the Plan, then in such event either:

(a) subject to the provisions of subsection (c) below, upon and after the effective date of such merger, consolidation, liquidation, sale or disposition, as the case may be, (i) each holder of an Option shall be entitled to receive, in lieu of the shares of Common Stock as to which such Option was exercisable immediately prior to such event, upon exercise and at no additional cost, the number and class of shares of stock or other securities, cash or property (including, without limitation, shares of stock or other securities of another corporation or Common Stock) to which such holder would have been entitled pursuant to the terms of the agreement of merger, consolidation, liquidation, sale or disposition if, immediately prior to such event, such holder had been the holder of record of a number of shares of Common Stock equal to the number of shares for which such Option shall be so exercised; and (ii) each holder of an outstanding Award that is not an Option shall be entitled to receive, after the merger, consolidation. liquidation, sale or disposition and at no additional cost, the appropriate number of Payment Shares or their cash equivalent, based on the applicable number of Underlying Shares and pursuant to the terms and conditions of the Award in effect immediately prior to the merger, consolidation, liquidation, sale or disposition, but modified so that the number or class of Underlying Shares or Payment Shares appropriately reflects any applicable changes which are contained in the agreement of merger, consolidation, liquidation, sale or disposition;

(b) the Plan Administrator may accelerate the time for exercise of some or all unexercised and unexpired Options or accelerate the time of payment or vesting of some or all outstanding Awards that are not Options, so that (i) such accelerated Options shall be exercisable in full from and after a date specified by the Plan Administrator which is prior to the effective date of such merger, consolidation, liquidation, sale or disposition, as the case may be, (ii) the restriction period for such Awards that are Restricted Stock shall terminate as of a date prior to or as of the effective date of such merger, consolidation, liquidation, sale or disposition, as the case may be, and (iii) such other Awards that are not Options or Restricted Stock shall be payable as of a date prior to or as of the effective date of such merger, consolidation, liquidation, sale or disposition, as the case may be; or

(c) the Plan Administrator may (i) cancel all outstanding Options as of the effective date of any such merger, consolidation, liquidation, sale or disposition provided that (A) notice of such cancellation shall be given to each holder of an Option and (B) each holder of an Option shall have the right to exercise such Option to the extent that the same is then exercisable or, if the Plan Administrator shall have accelerated the time for exercise of all unexercised and unexpired Options, in full during the 10-day period prior to the effective date of such merger, consolidation, liquidation, sale or disposition, (ii) cause some or all unvested Restricted Stock to be repurchased by the Company on the effective date of such merger, consolidation, liquidation, sale or disposition at the repurchase price therefor set forth in the relevant Award agreement or (iii) cancel some or all outstanding Awards that are not Options or Restricted Stock as of the effective date of such merger, consolidation, liquidation, sale or disposition provided that (A) notice of such cancellation shall be given to each holder of such an Award that is to be cancelled and (B) such holder shall have the right to exercise such Award to the extent that the same is then exercisable, or, if the Plan Administrator shall have accelerated the time for exercise of such Award, in full during the 10-day period prior to or as of the effective date of such merger, consolidation, liquidation, sale or disposition.

8.5 *ADJUSTMENTS TO COMMON STOCK SUBJECT TO AWARDS.*   Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock then subject to outstanding Awards.

8.6 *MISCELLANEOUS.*   Adjustments under this Section 8 shall be determined by the Plan Administrator, and such determinations shall be conclusive. No fractional shares of Common Stock shall be issued under the Plan on account of any adjustment specified above.

SECTION 9. *GENERAL RESTRICTIONS*

9.1 *INVESTMENT REPRESENTATIONS.*   The Company may require any person to whom an Award is granted, as a condition of exercising such Award, to give written assurances in substance and form satisfactory to the Company to the effect that such person is acquiring the shares of Common Stock subject to the Award for his own account for investment and not with any present intention of selling or otherwise distributing the same, and to such other effects as the Company deems necessary or appropriate in order to comply with federal and applicable state securities laws.

9.2 *COMPLIANCE WITH SECURITIES LAWS.* The Company shall not be required to sell or issue any shares of Common Stock under any Award if the issuance of such shares shall constitute a violation by the Award holder or by the Company of any provision of any law or regulation of any governmental authority. In addition, in connection with the Securities Act of 1933, as now in effect or hereafter amended (the "Act"), upon exercise of any Award or issuance of shares of Common Stock pursuant to an Award, the Company shall not be required to issue such shares unless the Plan Administrator has received evidence satisfactory to it to the effect that the holder of such Award will not transfer such shares except pursuant to a registration statement in effect under such Act or unless an opinion of counsel satisfactory to the Company has been received by the Company to the effect that such registration is not required. Any determination in this connection by the Plan Administrator shall be final, binding and conclusive. In the event the shares of Common Stock issuable on exercise of an Award or otherwise pursuant to the terms of an Award are not registered under the Act, the Company may imprint upon any certificate representing shares so issued the following legend or any other legend which counsel for the Company considers necessary or advisable to comply with the Act and with applicable state securities laws:

> The shares of stock represented by this certificate have not been registered under the Securities Act of 1933 or under the securities laws of any State and may not be pledged, hypothecated, sold or otherwise transferred except upon such registration or upon receipt by the Corporation of an opinion of counsel satisfactory to the Corporation, in form and substance satisfactory to the Corporation, that registration is not required for such sale or transfer.

> The Company may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Act, and in the event any shares are so registered the Company may remove any legend on certificates representing such shares. The Company shall not be obligated to take any other affirmative action in order to cause the exercise of an option and the issuance of shares pursuant thereto, or the issuance of shares with respect to any other Award, to comply with any law or regulation of any governmental authority.

9.3 *EMPLOYMENT OR OTHER SERVICES OBLIGATION.* The granting of any Award shall not impose upon the Company (or any parent or subsidiary of the Company) any obligation to employ, continue to employ, or otherwise contract or continue to contract for the services of, any Award holder, and the right of the Company (or any such parent or subsidiary) to terminate the employment or services of any individual shall not be diminished or affected by reason of the fact that an Award has been granted to him/her.

9.4 *WITHHOLDING TAX.* Whenever under the Plan shares of Common Stock or cash is to be delivered with respect to an Award, the Company shall be entitled to require as a condition of delivery that the Award holder remit an amount sufficient to satisfy statutory minimum federal, state and other governmental withholding tax requirements related thereto, or the Company may in it sole discretion, elect to satisfy such minimum withholding requirements by withholding from the shares of Common Stock issuable under an Award a number of shares with an aggregate fair market value (as of the date the withholding is effected) that would satisfy the withholding amount due with respect to such Award. For the purpose of the preceding sentence, the fair market value per share of Common Stock shall be determined in the manner specified in Section 5.7.

SECTION 10. *CERTAIN RIGHTS OF THE COMPANY*

10.1 *RIGHT OF FIRST REFUSAL OR REPURCHASE.* The Plan Administrator may in its discretion provide upon the grant of any Award under the Plan that the Company shall have an option to repurchase, upon such terms and conditions as determined by the Plan Administrator, all or any number of shares of Common Stock purchased upon exercise or otherwise received upon payment of the Award, or a right of first refusal in connection with the subsequent transfer of any or all such shares. The repurchase price per share payable by the Company shall be such amount or be determined by such formula as is fixed by the Plan Administrator at the time the Award related to the shares of Common Stock subject to repurchase is first granted. In the event the Plan Administrator shall grant Awards subject to the Company's repurchase option or right of first refusal, the certificates representing the shares received pursuant to such Award shall carry a legend satisfactory to counsel for the Company referring to the Company's repurchase option or right of first refusal.

10.2 *LOCKUP AGREEMENT.* The Plan Administrator may, in its discretion, specify upon granting an Award that upon request of the Company or the underwriters managing any underwritten offering of the Company's securities, the Award holder shall agree in writing that for a period of time (not to exceed 180 days) from the effective date of any registration of securities of the Company, the Award holder will not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, any shares of Common Stock received pursuant to such Award, without the prior written consent of the Company or such underwriters, as the case may be.

SECTION 11. *AMENDMENT OR TERMINATION OF THE PLAN*

The Board of Directors may modify, revise or terminate the Plan at any time and from time to time, except that without the approval of stockholders of the Company, no modification or revision shall be made to the Plan, including but not limited to changing the class of persons eligible to receive Awards or the aggregate number of shares of Common Stock issuable pursuant to the Plan, when applicable law or regulation requires such stockholder approval.

SECTION 12. *NONEXCLUSIVITY OF THE PLAN*

Neither the adoption of the Plan by the Board of Directors nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board of Directors to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

SECTION 13. *EFFECTIVE DATE AND DURATION OF PLAN*

The Plan shall become effective upon its approval by stockholders of the Company. No Award may be granted under the Plan after the tenth (10th) anniversary of the effective date. The Plan shall terminate (i) when the total amount of shares of Common Stock with respect to which Awards may be granted shall have been issued pursuant to such Awards, or (ii) by action of the Board of Directors pursuant to Section 11 hereof, whichever shall first occur, provided, however, that all unexpired Awards shall continue in force and operation after termination of the Plan, except as they may lapse or be terminated by their own terms and conditions.

SECTION 14. *MISCELLANEOUS*

14.1 *DESIGNATION AND CHANGE OF BENEFICIARY.* Each holder of an Award that is payable in cash shall file with the Plan Administrator a written designation of one or more persons as the beneficiary who shall be entitled to receive the amounts payable with respect to the applicable Award that provides continuing rights to a beneficiary upon the Award holder's death. An Award holder may, from time to time, revoke or change his beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Plan Administrator. The last such designation received by the Plan Administrator shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Plan Administrator prior to the Award holder's death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by the Award holder, the beneficiary shall be deemed to be his or her spouse or, if the Award holder is unmarried at the time of death, his or her estate.

14.2   *PAYMENTS TO PERSONS OTHER THAN AWARD HOLDERS.*   If the Plan Administrator shall find that any person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or is otherwise legally incompetent or incapacitated or has died, then any payment due to such person or such person's estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Plan Administrator so directs the Company, be paid to such person's spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Plan Administrator, in its absolute discretion, to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Plan Administrator and the Company therefor.

14.3   *NO LIABILITY OF PLAN ADMINISTRATOR.*   No member of the Plan Administrator shall be personally liable by reason of any contract or other instrument executed by such Plan Administrator member or on his or her behalf in his or her capacity as a member of the Plan Administrator nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Plan Administrator and each other employee, officer or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan unless arising out of such person's own fraud or willful bad faith; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Organization or By-Laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

14.4   *GOVERNING LAW.*   The Plan and all agreements hereunder shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts without regard to the principles of conflicts of law thereof.

14.5   *FUNDING.*   No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Award holders shall have no rights under the Plan other than as general unsecured creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

14.6   *RELIANCE ON REPORTS.*   Each member of the Plan Administrator and each member of the Board shall be fully justified in relying, acting or failing or refusing to act, and shall not be liable for having so relied, acted or failed or refused to act in good faith, upon any report made by the independent public accountant of the Company and any parent or subsidiary of the Company and upon any other information furnished in connection with the Plan by any person or persons other than himself.

14.7   *RELATIONSHIP TO OTHER BENEFITS.*   No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company or any parent or subsidiary of the Company except as otherwise specifically provided in such other plan.

14.8 *EXPENSES.* The expenses of administering the Plan shall be borne by the Company and any parent or subsidiary of the Company.

14.9 *PRONOUNS.* Masculine pronouns and other words of masculine gender shall refer to both men and women.

14.10 *TITLES AND HEADINGS.* The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

14.11 *EMPLOYMENT OR INDEPENDENT CONTRACTOR RELATIONSHIP.* For all purposes of the Plan, an employment or independent contractor relationship between the Company (or any parent or subsidiary of the Company) and an Award holder shall be deemed to exist during any period in which the Award holder is employed by, or provides independent contractor services as a consultant or advisor to the Company (or any such parent or subsidiary). For all purposes herein, a person who transfers from employment or service with the Company to employment or service with a parent or subsidiary of the Company or vice versa shall not be deemed to have terminated employment or service with the Company, a parent or a subsidiary of the Company. Whether authorized leave of absence, or absence on military or government service, shall constitute termination of the employment or independent contractor relationship between the Company (or any parent or subsidiary of the Company) and the Award holder shall be determined by the Plan Administrator at the time thereof.

14.12 *EMPLOYEES AND INDEPENDENT CONTRACTORS BASED OUTSIDE THE UNITED STATES.* Notwithstanding any provision of the Plan to the contrary, in order to foster and promote achievement of the purposes of the Plan or to comply with or take account of provisions of laws in other countries in which the Company, parent or subsidiary of the Company operates or has employees or contracts with independent contractors, or to obtain favorable tax, exchange control or regulatory (including legal) treatment for the Company, or any parent or subsidiary of the Company or any person to whom an Award has been or may be granted, the Plan Administrator, in its sole discretion, shall have the power and authority to (i) determine which employees employed outside the United States or which independent contractors outside the United States are eligible to participate in the Plan, (ii) modify the terms and conditions of and procedures applicable to Awards granted to employees who are employed outside the United States or to independent contractors outside the United States, and (iii) establish subplans (through the addition of schedules to the Plan or otherwise), modify option exercise procedures and other terms, conditions and procedures applicable to Awards, in each case to the extent such actions may be necessary or advisable as the Plan Administrator shall determine.

SECTION 15. *FRENCH SUB-PLAN; FOR INDIVIDUALS WHO ARE FRENCH RESIDENT TAXPAYERS AND/OR SUBJECT TO THE FRENCH SOCIAL SECURITY SCHEME IN FRANCE.*

All Awards granted under this Section 15 (also referred to as the "French Sub-plan") to an employee who is a French resident taxpayer and/or subject to the French social security scheme in France shall comply with the terms of this French Sub-plan. The purpose of the French Sub-plan is to grant Awards that qualify for favorable income tax and social security tax treatment under French law. In the event any other provision of the Plan conflicts with a provision of this Section 15, the provision in Section 15 shall control with respect to any Award granted under Section 15. No other Award granted under the Plan shall be subject to the provisions of this Section 15.

15.1 *DEFINITIONS.* The following terms shall have the following meanings for purposes of this French Sub-plan:

(a) "French Award" means, individually or collectively, a grant of Common Stock under this Section 15 to employees who are French resident taxpayers and/or subject to the French social security scheme in France.

(b) "Disability" means a physical or mental condition corresponding to the classification in the second or third categories laid down in Article L. 341-4 of the French Code de la Sécurité Sociale.

(c) "Holding Period" means a 2-year period following the applicable vesting date, during which the employee may not sell or loan his vested French Award in order to qualify for preferential income tax and social security treatment under French law.

15.2 *ELIGIBILITY.* A French Award under the French Sub-plan may be granted only to an employee who is a French resident taxpayer and/or subject to the French social security scheme in France.

15.3 *LIMITATION ON GRANTS UNDER THE FRENCH SUB-PLAN.* French Awards may not be granted to an employee who holds more than 10% of the Company's outstanding shares at the date of grant or an employee who would hold more than 10% of the Company's outstanding shares following the Award grant.

15.4 *VESTING PERIODS.* Except in the case of the death or Disability of the employee, each French Award granted under the French Sub-plan shall vest in accordance with the following schedule:

Completed years of employment from date of grant	Cumulative vesting percentage
1	0%
2	50%
3	75%
4 or more	100%

A participant shall be 100% vested in his or her French Award in the event his or her employment is terminated by reason of death or Disability. In the event of death or Disability, the Holding Period described in Section 15.5 will not apply but the black out restrictions on sale described in Section 15.6 will continue to apply.

15.5 *HOLDING PERIOD.* French Awards granted under the French Sub-plan shall include a Holding Period of two (2) years following each vesting date of the French Award in order to qualify for special tax and social security considerations under French law.

15.6 *RESTRICTIONS ON SALE—BLACK OUT PERIODS.* Following the expiration of the Holding Period described in Section 15.5, French Awards may not be sold:

(a) during the then existing black out periods established by the Company which shall be made applicable to all French Awards;

(b) during the ten stock exchange trading days preceding and following the date on which the Company's consolidated accounts are made public, or failing that, the annual accounts are published;

(c) between (i) the date on which the Company's management bodies have knowledge of information which, if made public, could have a significant impact on the share price of the Common Stock; and (ii) ten stock exchange trading days following the date on which this information is published; and

(d) if the participant has non public material information about the Company and such sale would violate any applicable securities laws of the United States of America or France.

15.7 *RESTRICTION ON SALE FOR OFFICERS AND DIRECTORS.*   At the time of the grant of French Awards, the Plan Administrator shall if any of the participants is an officer or director of the Company either decide that such officer or director cannot sell the shares of Common Stock received after Vesting Periods before the end of his or her functions, or determine the number of shares of Common Stock received after Vesting Periods that such officer or director shall keep up to the end of his or her functions.

15.8 *RESTRICTIONS ON TRANSFER.*   Save for exceptions listed in Section 15.4 above, French Awards may not be transferred, assigned, pledged or hypothecated in any manner whatsoever during the Vesting Period.

15.9 *OTHER COMPLIANCE WITH FRENCH TAX AND SOCIAL SECURITY LAW.*   French Awards granted under the French Sub-plan must also comply with any other requirements set forth by the French tax and social security law as interpreted and supplemented by the French tax and social security guidelines in effect at the date of grant of such Awards.















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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Special Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR the listed nominees as Class III Directors and FOR Proposals 2 and 3.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - Paul A. Maleh	☐	☐	02 - Thomas S. Robertson	☐	☐	03 - William T. Schleyer	☐	☐

	For	Against	Abstain
2. To approve amendments to CRA's 2006 Equity Incentive Plan, including increasing the number of shares of CRA common stock issuable under the plan by 1,464,000.	☐	☐	☐
3. To ratify the appointment of KPMG LLP as CRA's independent registered public accountants for the fiscal year ending November 27, 2010.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

C 1234567890 JNT
32CV 0246271

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

<STOCK#> 01640B

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼


INTERNATIONAL

Proxy - CRA International, Inc.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CRA INTERNATIONAL, INC. THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH PROPOSAL.

Proxy for Special Meeting in lieu of Annual Meeting of Shareholders to be held on April 30, 2010

The undersigned shareholder of CRA International, Inc. ("CRA"), revoking all prior proxies, hereby appoints Paul A. Maleh and Wayne D. Mackie, and each of them acting singly, proxies, with full power of substitution, to vote all shares of capital stock of CRA that the undersigned is entitled to vote at the Special Meeting in lieu of Annual Meeting of Shareholders of CRA, to be held at CRA's offices in the John Hancock Tower, 200 Clarendon Street, 33rd Floor, Boston, Massachusetts, on Thursday, April 30, 2010, beginning at 8:00 a.m., local time, and at any adjournments or postponements thereof, upon the matters set forth in the Notice of Special Meeting in lieu of Annual Meeting dated March 26, 2010 and the related Proxy Statement, copies of which have been received by the undersigned, and in their discretion upon any business that may properly come before the meeting or any adjournment or postponement thereof. Attendance of the undersigned at the Special Meeting in lieu of Annual Meeting or any adjournment or postponement thereof will not be deemed to revoke this proxy unless the undersigned shall affirmatively indicate the intention of the undersigned to vote the shares represented hereby in person prior to the exercise of this proxy.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS GIVEN WITH RESPECT TO THE PROPOSAL, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH NOMINEE LISTED IN PROPOSAL 1 AND FOR PROPOSALS 2 AND 3, OR OTHERWISE IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

Please promptly date and sign this proxy and mail it in the enclosed envelope to ensure representation of your shares. No postage need be affixed if mailed in the United States.